**JCI (London) Limited**

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989



PECD/JAK

22 November 2005



Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America



Dear Sirs

**SABMiller plc**
**Issuer No. 82-4938**
**Information Submitted Pursuant to Rule 12g3-2(b)**
SUPPLEMENTARY INFORMATION

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

1. **SABMiller Acquires Remaining Minority Interest in Central American Subsidiary - BEVCO - 21 November 2005**

2. **Interim Dividend - Currency Conversion - 18 November 2005**

3. **Directors' Declaration - Listing Rule 9.6.13 - 16 November 2005**

4. **Directors' Declaration - Listing Rule 9.6.13 - 16 November 2005**

5. **Notification of Transactions of Directors, Persons Discharging Material Responsibility or Connected Persons - 11 November 2005**

6. **Directorate Change - 10 November 2005**

Cont./...2



dlw 11/30

7. **Interim Report 30 September 2005 - 9 November 2005**

8. **Schedule 5 - Blocklisting Six Monthly Return - 03 November 2005**

9. **Voluntary Tender Offer to Acquire Bavaria S.A. shares in Columbia - 28 October 2005**

10. **Offer to acquire class A voting stock in Peru - 25 October 2005**

11. **Section 198 Disclosure - 18 October 2005**

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

cc

Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
C/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York
NY 10286, USA

**REG-SABMiller PLC Acquisition**
Released: 21/11/2005

RNS Number:3974U
SABMiller PLC
21 November 2005



SABMiller plc

SABMILLER ACQUIRES REMAINING MINORITY INTEREST IN CENTRAL AMERICAN SUBSIDIARY - BEVCO

London and Johannesburg, 21 November 2005. SABMiller plc announces that it has acquired for cash the remaining 41.8% minority interest in its Central American subsidiary, BevCo Limited ("BevCo") from existing shareholders. The book value of the gross assets acquired was approximately US$464 million (net assets of approximately US$298m).

BevCo is the leading brewer and soft drinks bottler in Honduras and El Salvador whose key owned and licensed brands include Pilsener, Bahia, Golden Light, Regia Extra, Miller Genuine Draft, Port Royal, Imperial, Salvavida and Coca Cola. In 2005 BevCo reported turnover of US$521m and EBITDA - net cash inflow from operating activities, before working capital movements - of US$129m.

SABMiller has operated in Central America since November 2001 when it formed a joint venture in the region.

Notes to editors:

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across five continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2005, the group reported US$2,194 million pre-tax profit and a turnover of US$14,543 million on a UK GAAP basis. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement is available on the company website: www.sabmiller.com

High resolution images are available for the media to view and download free of charge from: www.vismedia.co.uk

Enquiries:

| | | |
|---|---|---|
| | SABMiller plc | Tel: +44 20 7659 0100 |
| Sue Clark | Director of Corporate Affairs | Tel: +44 20 7659 0184 |
| Gary Leibowitz | Vice President, Investor Relations | Tel: +44 20 7659 0174 |
| Nigel Fairbrass | Head of Media Relations | Tel: +44 7799 894265 |

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may

contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.



END

ACQIIFVALSLIFIE

**REG-SABMiller PLC Dividend Currency Conversion**
Released: 18/11/2005

RNS Number:3444U
SABMiller PLC
18 November 2005

SABMILLER PLC

INTERIM DIVIDEND - CURRENCY CONVERSION

18 November 2005

In the Interim Results announcement by SABMiller plc for the six months ended 30 September 2005 published on 10 November 2005, the Company announced that the exchange rate to be used to determine the Sterling and Rand equivalent of the interim dividend of 13 US cents per share would be calculated using the exchange rates prevailing on 17 November 2005.

The rates of exchange determined on 17 November 2005 are (£:$ = 1.7206 and $:R = 6.7085), resulting in an equivalent interim dividend of 7.5555 UK pence per share and 87.2105 SA cents per share.

The dividend will be payable on 19 December 2005 to all shareholders registered on the London or Johannesburg registers on 2 December 2005. The ex-dividend trading dates will be 30 November 2005 on the London Stock Exchange (LSE) and 28 November 2005 on the JSE Limited.

A O C Tonkinson
Company Secretary



END

STRUWORRVVRAAAA

**REG-SABMiller PLC Director Declaration**
Released: 16/11/2005



RNS Number:2517U
SABMiller PLC
16 November 2005

Directors' Declaration - Listing Rule 9.6.13

16 November 2005

Further to the announcement made on 10 November 2005 regarding the appointment of Mr Carlos Alejandro Perez Davila to the Board of SABMiller plc (the " Company") with effect from 9 November 2005, the Company confirms that there are no details to be disclosed under Listing Rule 9.6.13R(2) to (6).

Pursuant to Listing Rule 9.6.13R(1), details of all directorships held by Mr Perez in any other publicly-quoted company at any time in the previous five years, are set out below:-

- Bavaria S.A. (Colombia)
- Union de Cervecerias Peruanas Backus & Johnston S.A.A. (Peru)
- Cerveceria San Juan S.A.A (Peru)
- Cerveceria Nacional, S.A. (Panama)
- Caracol Television S.A. (Colombia)
- Caracol Radio S.A. (Colombia)
- Valorem (Colombia)
- Aces (Colombia)

All the above directorships are current.

A O C Tonkinson

Company Secretary



END

RDNFFEFMMSISELF

**REG-SABMiller PLC Director Declaration**
Released: 16/11/2005

RNS Number:2501U
SABMiller PLC
16 November 2005

Directors' Declaration - Listing Rule 9.6.13

16 November 2005

Further to the announcement made on 10 November 2005 regarding the appointment of Mr Alejandro Santo Domingo Davila to the Board of SABMiller plc (the " Company") with effect from 9 November 2005, the Company confirms that there are no details to be disclosed under Listing Rule 9.6.13R(2) to (6).

Pursuant to Listing Rule 9.6.13R(1), details of all directorships held by Mr Santo Domingo in any other publicly-quoted company at any time in the previous five years, are set out below:-

- Bavaria S.A. (Colombia)
- Union de Cervecerias Peruanas Backus & Johnston S.A.A. (Peru)
- Cerveceria San Juan S.A.A (Peru)
- Compania de Cervezas Nacionales C.A. (Ecuador)
- Cerveceria Andina S.A. (Ecuador)
- Cerveceria Nacional, S.A. (Panama)
- Caracol Television S.A. (Colombia)
- Caracol Radio S.A. (Colombia)
- Valorem (Colombia)
- Aces (Colombia)

All the above directorships are current.

A O C Tonkinson

Company Secretary



END

RDNFFIFMMSISEDF

**REG-SABMiller PLC Director/PDMR Shareholding**
Released: 11/11/2005

RNS Number:0276U
SABMiller PLC
11 November 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

SABMILLER PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH (i) AND (ii)

3. Name of persons discharging managerial responsibilities

MR A C PARKER

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION ALSO RELATES TO MRS LINDA PARKER AND THE SENTINEL TRUST, BOTH OF WHOM ARE CONNECTED TO MR PARKER BY VIRTUE OF MRS PARKER BEING MR PARKER'S SPOUSE, AND BOTH MRS PARKER AND THE SENTINEL TRUST BEING TRUSTEES OF THE A C PARKER TRUST, OF WHICH MR PARKER IS ALSO A TRUSTEE.

NONE OF THE TRUSTEES HAVE ANY BENEFICIAL INTEREST IN THE SHARES HELD BY THE AC PARKER TRUST.

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THIS NOTIFICATION RELATES TO TWO TRANSACTIONS:

1) A DISPOSAL BY THE A C PARKER TRUST OF 20,000 ORDINARY SHARES; AND

2) AN EXERCISE OF 39,100 OPTIONS BY MR PARKER (ACQUISITION & SALE OF ALL)

MR PARKER HAS A BENEFICIAL INTEREST IN THE EXERCISE OF OPTIONS, AND A NON-BENEFICIAL INTEREST IN THE DISPOSAL OF SHARES BY THE A C PARKER TRUST.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF US$ 0.10 EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them (before transaction).

GREENWOOD NOMINEES LIMITED (HELD ON BEHALF OF MR PARKER) - 67,194

THE A C PARKER TRUST - 20,000

8 State the nature of the transaction

1) SALE OF SHARES BY THE A C PARKER TRUST; AND

2) EXERCISE OF OPTIONS BY MR PARKER.

9. Number of shares, debentures or financial instruments relating to shares acquired

EXERCISE OF OPTIONS TO ACQUIRE 39,100 ORDINARY SHARES AT £5.705 EACH.

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.003%

11. Number of shares, debentures or financial instruments relating to shares disposed

20,000 ORDINARY SHARES

39,100 ORDINARY SHARES

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.004%

13. Price per share or value of transaction

20,000 SHARES SOLD BY THE A C PARKER TRUST AT R127.00 PER SHARE (ORIGINALLY ACQUIRED AT R32.84).

39,100 SHARES SOLD BY MR PARKER AT £10.51 PER SHARE.

14. Date and place of transaction

10 NOVEMBER 2005 - JOHANNESBURG & LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

GREENWOOD NOMINEES LIMITED (HELD ON BEHALF OF MR PARKER) - 67,194 (0.004%)

16. Date issuer informed of transaction

11 NOVEMBER 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

GREG MARTIN +44 (0) 1483 264067

Name and signature of duly authorised officer of issuer responsible for making notification

STEPHEN SHAPIRO, DEPUTY COMPANY SECRETARY

Date of notification

11 NOVEMBER 2005
END


END
RDSEALFFFLESFFE

**REG-SABMiller PLC Directorate Change**
Released: 10/11/2005



RNS Number:9187T
SABMiller PLC
10 November 2005

SABMiller plc

Directorate Change

Ref: 10/11/2005

London and Johannesburg, 10 November 2005. The Company announces that Mr Alejandro Santo Domingo Davila and Mr Carlos Alejandro Perez Davila have been appointed to the Board as non-executive directors, effective 9 November 2005.

As a result of the merger of the Company and Bavaria S.A., on 12 October 2005 BevCo LLC became the holder of 225,000,000 ordinary shares in the Company, representing 15.04% of the issued ordinary share capital of the Company. Exercising its right to do so under the terms of the relationship agreement between the Company and BevCo LLC, approved by shareholders at the EGM on 7 October 2005, BevCo LLC nominated Mr Santo Domingo and Mr Perez for appointment to the SABMiller plc Board.

Mr Santo Domingo (28) is a Managing Director at Quadrant Capital Advisors and a member of the board of Bavaria S.A. He is a graduate of Harvard University.

Mr Perez (43) is also a Managing Director at Quadrant Capital Advisors and has been an alternate director of Bavaria S.A. Mr Perez holds degrees in economics and politics from Harvard and Cambridge Universities.

Mr Meyer Kahn, Chairman of SABMiller, said that he and the rest of the Board wished to extend the warmest welcome to Mr. Santo Domingo and Mr Perez. Mr Kahn added that SABMiller was delighted that Bavaria was now part of the SABMiller group, bringing a new platform for growth on the South American continent.

By order of the board

A O C Tonkinson
Company Secretary



END

BOAUKVARVURARUA

**REG-SABMiller PLC Blocklisting Interim Review**
Released: 03/11/2005



RNS Number:5796T
SABMiller PLC
03 November 2005

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

SABMiller plc

2. Name of scheme

(i) Executive Share Purchase Scheme (RSA)

(ii) UK Approved Share Option Scheme

(iii) UK No 2 Unapproved Share Option Scheme

(iv) SABMiller plc International Employee Share Option Scheme

3. Period of return:

From 19.04.05 To 19.10.05

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

| Name of Scheme | Ordinary shares of |
|---|---|
| (i) Executive Share Purchase Scheme (RSA) | 2,586,311 |
| (ii) UK Approved Share Option Scheme | 63,811 |
| (iii) UK No 2 Unapproved Share Option Scheme | 2,276,097 |
| (iv) International Employee Share Option Scheme | 351,183 |

5. Number of shares issued / allotted under scheme during period:

| Name of Scheme | Ordinary shares of |
|---|---|
| (i) Executive Share Purchase Scheme (RSA) | 1,313,000 |
| (ii) UK Approved Share Option Scheme | 11,904 |
| (iii) UK No 2 Unapproved Share Option Scheme | 696,710 |
| (iv) International Employee Share Option Scheme | 144,000 |

6. Balance under scheme not yet issued / allotted at end of period

| Name of Scheme | Ordinary shares of |
|---|---|
| (i) Executive Share Purchase Scheme (RSA) | 1,273,311 |
| (ii) UK Approved Share Option Scheme | 51,907 |
| (iii) UK No 2 Unapproved Share Option Scheme | 1,579,387 |
| (iv) International Employee Share Option Scheme | 207,183 |

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

(i) Executive Share Purchase Scheme (RSA)

4,900,000 ordinary US$0.10 listed 16.04.1999

3,798,000 ordinary US$0.10 listed 19.04.2002

400,000 ordinary US$0.10 listed 05.03.2004

9,098,000 TOTAL

(ii) UK Approved Share Option Scheme

50,490 ordinary US$0.10 listed 19.04.2002

93,435 ordinary US$0.10 listed 05.03.2004

143,925 TOTAL

(iii) UK No 2 Unapproved Share Option Scheme

100,000 ordinary US$0.10 listed 16.04.1999

527,771 ordinary US$0.10 listed 19.04.2002

3,592,329 ordinary US$0.10 listed 05.03.2004

4,220,100 TOTAL

(iv) SABMiller plc International Employee Share Option Scheme

837,180 ordinary US$0.10 listed 05.03.2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,496,394,622

Contact for queries

Name Greg Martin

Address SABMiller House

Church Street West

Woking

Surrey

GU21 6HS

Telephone 01483 264 067

Person making the return

Name A. O. C. Tonkinson

Position Company Secretary

Signature



END

BLRBJBLTMMAMMRA

**REG-SABMiller PLC Tender Offer**
Released: 28/10/2005



RNS Number:3112T
SABMiller PLC
28 October 2005

Ref: 28/10/2005

SABMiller plc

Voluntary tender offer to acquire Bavaria S.A. shares in Colombia

London and Johannesburg, 28 October 2005. SABMiller plc ("SABMiller") announces today the launch of a voluntary tender offer on the Colombian Stock Exchange for all of the shares in Bavaria S.A. ("Bavaria") which the SABMiller group does not already own, at a cash price of US$19.48 per share (the "Offer"). The Offer may be accepted during Colombian Stock Exchange trading hours on 5 December 2005, with settlement to take place on 13 December 2005.

On 12 October 2005, SABMiller announced the completion of the merger through which it obtained a controlling interest of 71.77% in Bavaria, the second largest brewer in South America. The shares that are subject to the Offer therefore represent 28.23% of Bavaria and the total cash consideration payable if the Offer is accepted in full is expected to be approximately US$1,362 million.

The International Finance Corporation and certain members and affiliates of the Santo Domingo family have undertaken to accept the Offer in respect of their shareholdings representing in aggregate a total of 4.62% of the shares.

Settlement of the Offer will be in Colombian pesos, although accepting shareholders may, subject to compliance with Colombian laws and regulations, elect to receive US dollars provided that they have by 11 November 2005 made an irrevocable election to do so. Settlement in Colombian pesos will be effected at the average daily representative market exchange rate certified by the Colombian Banking Superintendence for the period from 2 November 2005 to 1 December 2005, both days inclusive.

Ends

Notes to editors:

SABMiller plc is one of the world's largest brewers, with 2004/05 lager volumes in excess of 148 million hectolitres. It has a brewing presence in over 40 countries and a portfolio of strong brands and leading market shares in many of the countries in which it has brewing operations. Outside the USA, SABMiller plc is one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2005, the group reported US$2,194 million pre-tax profit and a turnover of US$14,543 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement is available on the company website: www.sabmiller.com

High resolution images are available for the media to view and download free of charge from: www.vismedia.co.uk

Enquiries:


| | | |
|---|---|---|
| | SABMiller plc | Tel: +44 20 7659 0100 |
| Sue Clark | Director of Corporate Affairs | Tel: +44 20 7659 0184 |
| Gary Leibowitz | Vice President, Investor Relations | Tel: +44 20 7659 0174 |
| Nigel Fairbrass | Head of Media Relations | Tel: +44 7799 894265 |




END

TENFVLFLEBBZFBQ

**REG-SABMiller PLC Offer for Backus**
Released: 25/10/2005

RNS Number:1289T
SABMiller PLC
25 October 2005

SABMiller plc

Offer to acquire class A voting stock in Peru

25 October 2005

London and Johannesburg, 25 October 2005. SABMiller plc ("SABMiller") announces that, on 26 October 2005, it will place through a wholly-owned subsidiary an offer on the Lima Stock Exchange for all the class A voting stock in Union de Cervecerias Peruanas Backus y Johnston S.A.A. ("Backus") which the SABMiller group does not already own, at a cash price of US$25.34 per share ("the Offer"). The Offer will remain open for tenders for at least ten trading days.

Cheswick Comercial, S.A. ("Cheswick"), which holds approximately 20% of the class A voting stock in Backus, has agreed to tender its class A voting stock in Backus pursuant to the Offer.

On 12 October 2005, SABMiller announced the completion of the merger through which it has acquired a controlling interest in Bavaria S.A., the second largest brewer in South America. As a result of the merger, the SABMiller group owns approximately 79.7% of the class A voting stock in Backus. As required by Peruvian securities law, SABMiller will launch a public tender offer for any outstanding class A voting stock in Backus in due course following expiry of the Offer. Holders of class A voting stock in Backus who do not tender their stock pursuant to the Offer will therefore have a further opportunity to tender their stock in the public tender offer.

The cash requirement for the acquisition of the remainder of the class A voting stock in Backus is expected to be approximately US$478 million.

Backus is Peru's largest brewer and is listed on the Lima Stock Exchange.

- ends -



END

OFFEAAESAEKSFFE

**REG-SABMiller PLC Section 198 Disclosure**
Released: 18/10/2005

RNS Number:8299S
SABMiller PLC
18 October 2005

SABMiller plc

Section 198 Disclosure

SABMiller plc (the "Company"), received notification on 14 October 2005 that Legal & General Group plc no longer had a notifiable interest in the ordinary issued share capital of the Company. The previously advised interest was 3.14%.

18 October 2005
Ends



END

HOLXVLFFEBBZFBV



September 2005

# Further growth demonstrates strength of our global footprint

London and Johannesburg, 10 November 2005. SABMiller plc today announces its first IFRS results for the six months ended 30 September 2005. All comparatives have been appropriately restated. Highlights are:

| | **Half year 2005 US$m** | Half year 2004 US$m | % change | Full year March 2005 US$m |
|---|---|---|---|---|
| **Group revenue (including share of associates' revenue)** | **7,901** | 7,178 | 10 | 14,543 |
| **Revenue** | **7,051** | 6,443 | 9 | 12,901 |
| **EBITA**(1) | **1,264** | 1,130 | 12 | 2,389 |
| **Profit before tax (including net exceptional credits in the prior year)** | **1,126** | 1,324 | (15) | 2,552 |
| **Adjusted profit before tax**(2) | **1,192** | 1,039 | 15 | 2,221 |
| **Adjusted earnings**(3) | **667** | 572 | 17 | 1,224 |
| **Adjusted earnings per share**(3) | | | | |
| – US cents | **52.7** | 47.9 | 10 | 101.0 |
| – UK pence | **28.9** | 26.4 | 10 | 54.7 |
| – SA cents | **340.5** | 311.1 | 9 | 628.2 |
| – on a comparable basis(3)(4)(US cents) | **52.7** | 46.3 | 14 | 98.4 |
| **Basic earnings per share (US cents)** | **51.3** | 71.8 | (29) | 125.5 |
| **Interim dividend per share (US cents)** | **13.0** | 12.0 | 8 | |
| **Cash generated from operations** | **1,289** | 1,262 | 2 | 2,792 |

- Group lager beer volumes up 10.5% to 91 million hls, organic growth of 5.6%
- Group EBITA margin further improved to 16.0%
- Strong South Africa: Beverages performance
- Miller performed satisfactorily in an intensely competitive environment
- Europe benefited from strong contributions in Poland and Czech
- Good contribution from Africa and Asia driven by China, Mozambique and Tanzania
- Major transaction involving Bavaria in South America completed on 12 October

| | 2005 EBITA US$m | Reported growth % | Organic, constant currency growth % |
|---|---|---|---|
| **North America** | 286 | (5) | (5) |
| **Central America** | 32 | (12) | (8) |
| **Europe** | 379 | 27 | 16 |
| **Africa and Asia** | 209 | 17 | 14 |
| **South Africa: Beverages** | 375 | 19 | 19 |
| **South Africa: Hotels and Gaming** | 38 | 29 | 29 |
| **Corporate** | (55) | – | – |
| **Group** | 1,264 | 12 | 9 |

**Statement from Graham Mackay, chief executive**

"The group has delivered further increases in volumes and earnings in the first half, reaffirming our strong growth profile within the global brewing industry.

"Despite the intensely competitive pricing environment in the US this summer, Miller has continued to invest in its brands and its organisation to strengthen its base for sustainable future growth. South Africa's strong contribution has been supported by further operational improvements as well as robust consumer growth in the local economy.

"The group has successfully secured a controlling interest in the leading Andean brewer Grupo Empresarial Bavaria, which delivers a new platform for growth on the South American continent."

(1)EBITA comprises operating profit (US$1,103 million) before amortisation of brands (US$1 million) and exceptional items (US$Nil million) and includes share of post-tax results of associates (US$100 million) together with exceptional items, amortisation of brands, interest, tax, and minority interests (US$60 million).

(2)Adjusted profit before tax comprises EBITA less net interest payable (US$77 million) less share of associates' interest (US$8 million) adjusted for the early redemption penalty in respect of the private placement notes (US$13 million).

# Chief executive's review

## Business review

A good performance was achieved against the comparable prior period's high base, reflecting SABMiller's access to growth in the global beer market. Our portfolio of developing and developed market operations generated organic growth of 5.6% in lager volumes. EBITA rose 12% (9% on an organic, constant currency basis), benefiting from both volume and value growth. The group EBITA margin increased to 16%, 20 basis points higher than in the comparable prior period.

During the period we announced a major investment in South America, which was completed on 12 October, obtaining a controlling interest in the leading Andean brewer, Grupo Empresarial Bavaria. In addition, we increased our interest in India through acquiring the balance of our joint venture; and our Chinese associate China Resources Snow Breweries Ltd (CR Snow) has continued to consolidate its presence in the world's largest beer market.

The South Africa: Beverages division has recorded strong EBITA growth and the Africa and Asia business also delivered further good results. Europe contributed a particularly pleasing performance. In North America the results from Miller Brewing Company reflect higher input costs and an increasingly price competitive trading environment.

Group beverage volumes totalled 110 million hectolitres (hls), a 10.4% increase on the comparable six-month period. Lager beer volumes were up 10.5% to 91 million hls, with organic growth of 5.6%. Group revenue, including share of associates, increased by almost 7% on an organic, constant currency basis, and on a reported basis at US$7,901 million was 10% ahead of last year.

Reported EBITA of US$1,264 million (up 12%), reflects strong operating performances with improved pricing and mix in most of our key markets. The reported results include currency benefits from the Polish zloty and Czech koruna, whilst the average rand rate was very similar to that in the same period of the prior year. On an organic, constant currency basis, EBITA increased 9%. Adjusted earnings are up by 17%, to US$667 million. Adjusted earnings per share of 52.7 US cents have grown by 10% for the first six months on a reported basis, and are up 14% on a comparable basis, the calculation of which assumes the redemption of the group's convertible bonds on 1 April 2004.

An interim dividend of 13 US cents per share, an 8% increase, will be paid to shareholders.

### North America

Over the period, the Miller business continued to invest in its brands and its organisational capabilities, despite rising input costs and an intensely competitive summer pricing environment which contributed to a 5% decline in EBITA. While domestic sales to retailers (STRs) recorded a small decline compared to the prior year, Miller competed effectively against the other major domestic brewers in the face of aggressive price discounting. Results continued to benefit from the strength of its flagship brand, Miller Lite, which demonstrated improved brand equity, particularly in the on-premise channel, and delivered mid-single-digit overall sales growth on top of double-digit growth in the comparable period last year.

### Central America

Group revenue for the period grew by 3% on a constant currency basis, reflecting improved pricing for beer across the business and for carbonated soft drinks (CSDs) in Honduras. The decline in EBITA, against last year's strong recovery for the same period reflects adverse economic conditions and in El Salvador, excise changes, together with lower aggregate CSD pricing.

### Europe

Our Europe business performed well over the important summer period. Organic, constant currency EBITA increased by 16% and organic volumes were ahead by 4%, despite unseasonable rainfall and localised flooding in July and August. Strong growth in Poland, where volumes over the last 12 months have exceeded 11 million hls, was coupled with more moderate growth in the Czech Republic, where the Plzensky Prazdroj business grew volumes against a declining market. Russia volumes grew 6% and satisfactory progress is being made in Italy where Birra Peroni's branded volumes grew by 2%.

### Africa and Asia

Africa produced a further good set of results in the half year, reflecting excellent trading in Tanzania and Mozambique, partially offset by tougher conditions in Botswana where currency devaluation and rising inflation impacted consumer demand across the market.

In China, our associate, CR Snow, generated organic volume growth of 16%, well ahead of the market, and our leading national brand, Snow, grew 51%. Together with the impact of acquisitions made in the previous financial year, CR Snow's share of the Chinese market has risen to 13%.

**South Africa: Beverages**

Beer and soft drink volumes continued their positive growth trends benefiting from increased marketing and sales activity, a mild winter and continued strong economic conditions.

Comparable beer volumes grew by almost 3%, with the premium segment recording strong growth. The organisation continues to develop its capability to build local premium and international brands in the market and over the period our premium portfolio achieved strong double-digit growth compared to the same period last year.

**South America**

In preparation for the integration of our South American business, a new regional management team is being established in Bogotá. Whilst the Bavaria business will be included for five and a half months in the second half of this financial year, our initiatives – to develop differentiated brand portfolios, marketing and price management strategies, and reduce operating costs – are only expected to start taking effect from the following financial year.

**Outlook**

The group will continue to benefit from its exposure to attractive growth markets. In the second half of the financial year, increasing input costs from higher commodity prices, ongoing investment in marketing and in our business infrastructure, and tough currency comparatives are expected to have an effect on our results. Nevertheless, the general outlook remains positive and we expect to deliver growth in comparable adjusted earnings per share for the year.

## Operational reviews

### North America

| Financial summary | 2005 US$m | 2004 US$m | % change |
|---|---|---|---|
| Group revenue | **2,662** | 2,615 | 2 |
| EBITA# | **286** | 301 | (5) |
| EBITA margin (%)# | **10.7** | 11.5 | |
| *Sales volumes (hls 000s)* | | | |
| *Lager – excluding contract brewing* | ***25,655*** | *25,427* | *1* |
| *Lager – contract brewing* | ***5,506*** | *5,562* | *(1)* |
| *Carbonated soft drinks (CSDs)* | ***42*** | *46* | *(9)* |
| *Lager – domestic sales to retailers (STRs)* | ***23,976*** | *24,041* | *–* |

#Before exceptional profit on the sale of Tumwater brewery of US$4 million in 2004.

Miller Brewing Company faced significant industry headwinds as pressure from an intensely competitive pricing environment was exacerbated by rising input costs and share gains by the spirits and wine industries in the total alcoholic beverage market. Despite these challenges, Miller's focus on the fundamentals of brand-building, sales and distribution execution, cost and productivity improvement, and its organisational capability ensured that it remains on track to strengthen its base for future growth.

Industry sales to retailers (STRs) for the first half of the financial year were largely unchanged as moderately negative domestic beer STRs were offset by strong growth in the import and craft beer segments. Total US industry domestic shipments to wholesalers (STWs) for the same period decreased by an estimated 0.4%.

Miller's US domestic STRs decreased by 0.3% in the reporting period, decreasing by 1.5% in the second quarter. Domestic STWs rose by 1.1% in the first half, cycling a reduction in wholesaler inventories during the comparable period in the prior year. Total volumes including contract brewing for the six-month period increased by 0.6% to 31.2 million hls. Export sales continued to be depressed by difficult trading conditions in key markets, and contract brewing volumes were down by 1%.

While overall STRs were down due to price competition and continued softness of the Miller Genuine Draft brand, Miller competed effectively against the other major domestic brewers in the face of aggressive price discounting. Results benefited from the strength of Miller's flagship brand, Miller Lite, which showed significant brand equity in delivering a mid-single-digit increase in STRs cycling last year's double-digit growth in the comparable period. Miller Lite continues to show momentum despite unprecedented competitor discounting levels.

Marketing investment and operational focus in the economy portfolio have resulted in sales increases in the Milwaukee's Best franchise, and initial indications are that new advertising for Miller High Life will positively impact brand performance. Miller Genuine Draft will be repositioned and relaunched during the second half of the year.

## Chief executive's review
continued

Group revenue grew by 1.8% to US$2,662 million during the first half versus the prior period, and within this US domestic revenue excluding contract brewing grew by 1.7%. This increase is the result of earlier price increases partly offset by extensive price promotions. Whilst the effect of brand mix was positive following the improvement in Miller Lite sales, geographic and package mix were negative. Contract brewing revenues reduced ahead of volume declines as a result of unfavourable mix impacts.

Costs of goods sold increased by more than the US Consumer Price Index, driven by commodity and fuel price increases. Furthermore, increased investments were made in brand marketing, specialised sales staff, recruitment, information systems, healthcare and retirement funding. Savings from other general costs and continued improved brewery efficiencies during the period only partially offset these increases.

EBITA for the period of US$286 million was 5% lower than the prior year's US$301 million, driven by the well-publicised US pricing environment and higher input costs of fuel, glass and aluminium. As a result, EBITA margin decreased to 10.7%.

Miller continues to progress in all four areas of its three-year turnaround strategy. The improved marketing capabilities and brand-building approach that has helped improve the Miller Lite brand equity measures have been applied to other key brands, most importantly Milwaukee's Best and Miller High Life. Pilsner Urquell and Peroni Nastro Azzurro will also receive greater focus with the enhancement of the specialised sales force. As the turnaround period nears completion, improved alignment with distributors, increased rigour and discipline in local market planning, and the activation of enhanced marketing activities will drive further improvements in sales and distribution execution. Miller will continue to invest substantial marketing resources against its core brands to build a sustainable portfolio of growing brands across all major segments. Finally, steady progress in building organisational capability will continue as performance management becomes further entrenched and new talent and personnel development initiatives are introduced into the organisation.

Profitability in the second half of the year will continue to be impacted by the effects of the competitive pricing environment and higher raw material and energy costs together with further investments in brand and local marketing and sales force improvements.

## Central America

| Financial summary | 2005 US$m | 2004 US$m | % change |
|---|---|---|---|
| Group revenue | **262** | 260 | 1 |
| EBITA | **32** | 36 | (12) |
| EBITA margin (%) | **12.2** | 13.9 | |
| *Sales volumes (hls 000s)* | | | |
| *Lager* | ***826*** | *891* | *(7)* |
| *Carbonated soft drinks (CSDs)* | ***2,991*** | *2,886* | *4* |
| *Other beverages* | ***1,451*** | *1,410* | *3* |

During the period under review disposable incomes in both countries continued to be negatively impacted by fuel price increases and consequent increases in electricity and transport costs. Further progress has been made across both countries in improving execution through customer focused channel marketing and growing the worthmore lager segment.

Lager volumes declined by 7% across the business, with growth in Honduras being more than offset by a decline in El Salvador, driven mainly by the discriminatory increases in excise taxes in January 2005. The entry of a competitor into El Salvador also eroded volumes and share, but to a lesser extent than was anticipated. Improved revenue management through brand segmentation, enhanced brand equity and portfolio management have yielded benefits, and supported price increases across the business.

Aggregate CSD volumes increased by 4% reflecting a relatively stable CSD market share in Honduras, and increased volumes in El Salvador. Selective price increases were taken in Honduras to improve the profitability of the CSD market, whilst in El Salvador we have introduced lower-priced offerings in selected market segments to compete on a price basis with competitors in these market segments.

Group revenue for the period grew by 3% on a constant currency basis, reflecting improved pricing for beer across the business and for CSDs in Honduras. The decline in EBITA (8% in constant currency terms) against last year's strong recovery principally reflects the contraction of the El Salvador beer market following the excise tax changes and the impact of lower aggregate CSD pricing.

We will continue our efforts to stimulate further growth in beer volumes and a gradual recovery of the CSD profit pool.

## Europe

| Financial summary | 2005 US$m | 2004 US$m | % change |
|---|---|---|---|
| Group revenue | **1,894** | 1,617 | 17 |
| EBITA# | **379** | 299 | 27 |
| EBITA margin (%)# | **20.0** | 18.5 | |
| *Sales volumes (hls 000s)* | | | |
| *Lager* | ***20,813*** | *19,797* | *5* |
| *Lager organic* | ***20,667*** | *19,797* | *4* |

#Before exceptional Naples brewery closure costs of US$23 million in 2004.

Europe has delivered an excellent performance in the first half of the year with share gains in most markets and organic EBITA growth of 16% in constant currency, boosted in US dollar terms by currency benefits from the Polish zloty and the Czech koruna. Following organic volume growth of 6% in the first quarter, the peak months of July and August were characterised by unseasonable rainfall and localised flooding. This impacted second quarter volumes, which grew 3% organically, bringing organic growth in the first half to 4% overall. Worthmore brands were ahead by 6% regionally, while Poland's total volumes surged 12%. EBITA margins were further boosted by productivity and improved sales mix, adding 150 basis points.

The strong volume growth in Kompania Piwowarska (KP) in Poland exceeded the industry growth of 5%, reflecting successful brand and channel initiatives, and our volumes over the last 12 months have exceeded 11 million hls. Together with the benefits from volume growth, enhanced productivity has resulted in healthy margin improvement. KP is again the market leader with share gains of 2% year on year, and commands an estimated 37% market share as at September. Brands Tyskie, Zubr and Lech now represent the top three beer brands in Poland, with Tyskie having won the coveted 2005 BIIA (Burton upon Trent) Grand Champion Award for the second time. Zubr, Lech and Redds have all shown growth in excess of 25% over the last 12 months, with overall sales mix improving. Price competition is intense and industry prices have reduced by 3% in real terms with KP achieving selective price increases. Channel initiatives continue to focus on increasing the off-premise availability of cold beer, developing KP's leading key accounts' presence despite greater discounting of competitor brands, and continuing to build share in the on-premise segment, which rose by over three percentage points to some 39% in the first half of the year. To support this rapid growth, further capacity is being installed at the Poznan and Bialystok breweries.

In Czech the domestic beer industry recorded a decline of 1%, reflecting higher summer rainfall than in the prior year, and against this market performance Plzensky Prazdroj grew by 1%. The Pilsner Urquell brand has grown 1% domestically, with domestic focus on key accounts and further on-premise availability. Improving mix resulting from growth in the worthmore and mainstream segments, together with real price gains, increased net revenue per hectolitre by 5%. These positive developments, along with cost benefits from centralised procurement, have resulted in satisfactory profit growth. On 25 July 2005 the group announced that it had initiated a buy-out process to acquire the remaining 3.1% interest held by minority shareholders in the group's Czech operating company, Plzensky Prazdroj a.s. This transaction has yet to complete.

Our Russian operations continued to perform favourably with volume growth of over 6%. The performance was particularly strong in the important Moscow area, following accelerated cooler placement in retail and on-premise trade outlets. We benefited from strong growth in the worthmore sector, led by Kozel which grew by 54% and is now Russia's leading licensed brand. Multi-pack offerings were introduced for Miller Genuine Draft (MGD), Redds and Zolotaya Botchka, with Redds growth of almost 100%. According to AC Nielsen, SABMiller now markets three (MGD, Holsten and Kozel) of the top four licensed brands in Russia on both a volume and value basis. Additional local supply lines have reduced input costs and assisted margin growth.

Birra Peroni's branded volumes have grown by 2% in the Italian market, which is level year on year. Key brands Peroni and Nastro Azzurro have performed particularly well and both show volume growth of over 5%. Birra Peroni increased pricing on its economy private label brands in conjunction with its deliberate strategy to significantly reduce these volumes, which fell nearly 40% in the period. The combination of mainstream and premium growth, combined with the economy segment decline, has produced a better sales mix with net revenue per hectolitre increasing by 8%, and production efficiencies have been improved. Export volumes continue their improving trend with the United Kingdom performing particularly well showing 25% growth on the back of the new packaging launch for the international brand Peroni Nastro Azzurro. In line with its premium-focused strategy, marketing investment has increased, particularly for the core domestic and international brands. Overhead productivity has benefited from the rationalisation of production which took place in the prior year.

Ursus Breweries in Romania has produced a good performance with 6% organic and 14% reported volume growth overall and 56% growth for the Timosoreana Lux brand assisted by its increased distribution footprint. Peroni Nastro Azzurro was launched in the worthmore segment while the Ciucas brand was successfully launched in PET packs nationally, creating a full brand portfolio alongside Ursus and Timosoreana Lux. Capacity expansion and upgrading continues and should be finalised by May 2006.

# Chief executive's review

continued

Our Hungarian operations have shown 4% volume growth in a market that has declined 4% in the first six months. This has been achieved through renewed focus on Arany Aszok, our largest brand, which has grown 7%. International worthmore brands Pilsner Urquell and MGD have grown volume sharply, albeit from a low base. Significant price competition continues in the industry while lower input costs assisted by favourable pack mix have improved margins.

In the Canary Islands the market declined by around 2% with weaker summer demand and lower tourism. We have maintained our value share of the market at 57%. The restructuring plan announced in the prior year is on track.

Volumes at our Slovakian operations have declined by 1% in a market showing a decline of 4% while price competition remains fierce. The acquisition of Topvar a.s. announced on 9 May 2005 remains under review by the Slovakian Anti-Monopoly office.

In the second half of the year, growth will be impacted by the cycling of the prior year's earnings boost from Easter. Investments in sales, marketing and manufacturing will also continue in our major markets. Together with a challenging pricing environment and a more modest improvement in sales mix, this is expected to affect margins and profitability.

## Africa and Asia

| Financial summary | 2005 US$m | 2004 US$m | % change |
|---|---|---|---|
| Group revenue (including share of associates' revenue) | **1,065** | 870 | 22 |
| EBITA# | **209** | 179 | 17 |
| EBITA margin (%)# | **19.7** | 20.6 | |
| *Sales volumes (hls 000s)** | | | |
| *Lager* | ***31,156*** | *23,851* | *31* |
| *Lager organic^* | ***27,268*** | *23,851* | *14* |
| *Carbonated soft drinks (CSDs)* | ***1,939*** | *2,000* | *(3)* |
| *Other beverages* | ***7,142*** | *6,113* | *17* |

#Excludes exceptional profit of US$96 million on the disposal of the group's interest in Harbin Brewery Group Limited (Harbin) in 2004.

*Castel volumes of 6,826 (2004: 6,397) hls 000s lager beer, 4,382 (2004: 4,215) hls 000s carbonated soft drinks and 1,740 (2004: 1,337) hls 000s other beverages are not included.

^During 2004, the management responsibility for sales to Angola was transferred from South Africa: Beverages to the Africa and Asia division. On a pro forma comparable basis, the organic growth in lager volume in Africa and Asia would have been 13% compared to the same period in the prior year.

### Africa

Our business in Africa delivered further growth in the first six months following three years of outstanding results, and reported lager volumes increased by almost 6%. This lager volume performance was underpinned by excellent trading in Tanzania, with growth of 7% led by the Kilimanjaro brand, and Mozambique with growth of 12% led by the 2M and Laurentina brands. In both Tanzania and Mozambique, favourable economic conditions and improved availability through distribution initiatives drove this success. In Uganda the launch of Eagle Extra, a sorghum-based lager beer, resulted in high double-digit volume growth and market share gains, and in Zambia results were led by market share gains in the traditional beer sector, with volume growth of 20%. A 12.5% currency devaluation in Botswana, with resulting rising inflation and fuel prices, dampened consumer demand across the beer and soft drink product range, while beer volumes also declined in Zimbabwe.

CSD volume growth moderated following an entry by a competitor in the economy segment in Angola and continuing tough economic conditions in Zimbabwe, partly offset by further growth in Zambia.

Group revenue in Africa was supported by inflation-led pricing growth. Volume and pricing growth and selected brand and package mix improvements more than offset fuel and distribution cost increases, and in conjunction with productivity gains, these resulted in good EBITA increases in the period. Higher organic, constant currency EBITA was achieved in most African countries, but the reported results were negatively impacted by currency devaluations in Botswana and other countries. The EBITA contribution from Castel reflected solid growth for the period.

Lager volumes for Castel grew 7% compared to the first half of the prior year, with strong growth in Angola, Gabon and Ethiopia. Within these volumes, our Castle Milk Stout brand produced under licence in Cameroon continues to grow in a competitive environment.

### Asia

In China, organic lager volume growth of 16% outperformed the market, with the Snow brand growing by 51% and gaining further market share in the period. Total volumes grew 31% following the acquisitions in the previous financial year. All regions posted strong organic volume growth for the period including the North East where competitive pressures continue. This growth reflects the success of initiatives to strengthen and simplify the route to market, a significant increase in brand marketing investment and a focus on Snow as the lead brand within the portfolio.

In addition to volume growth, turnover has gained from continued modest and selective price increases in many regions. Mix has improved and includes the increased contribution made by the sales of the Snow brand. This, together with more stable input costs and further operational efficiencies, contributed to good double-digit organic growth in EBITA. The acquisitions that we have made during the past year, including that in southern Jiangsu, are benefiting from greater efficiencies with resulting improvements in profitability.

In India, we acquired the balance of our joint venture with Shaw Wallace Breweries in late May 2005, from which date the results have been consolidated. Trading compared with the same period in the prior year has shown improvement with volumes up 12% on a pro forma basis. Regulatory reform remains a key issue in liberalising the industry, which is poised for further growth in line with strong economic fundamentals.

## South Africa: Beverages

| **Financial summary** | **2005 US$m** | 2004 US$m | % change |
|---|---|---|---|
| Group revenue (including share of associates' revenue) | **1,864** | 1,684 | 11 |
| EBITA | **375** | 315 | 19 |
| EBITA margin (%) | **20.1** | 18.7 | |
| *Sales volumes (hls 000s)* | | | |
| *Lager* | ***12,153*** | *11,992* | *1* |
| *Carbonated soft drinks (CSDs)* | ***5,922*** | *5,384* | *10* |
| *Other beverages* | ***492*** | *394* | *25* |

Beer and soft drink volumes continued their positive growth trends during the six months to September despite the absence of an Easter period in the current financial year. The growth was driven by the continued strength of the economy, a mild winter and targeted marketing and sales activity.

A programme is continuing to establish and leverage benefits from the combination of our beverage businesses in South Africa. ABI now trades as the Soft Drink division of The South African Breweries Limited (SAB Limited).

Beer volumes grew by almost 3% on a pro forma comparable basis having adjusted for the transfer of management responsibility for exports to Angola to the Africa division during 2004. Within this performance, the premium portfolio continues to show strong growth with Miller Genuine Draft, Castle Lite and Amstel achieving double-digit growth versus the comparable six-month period in 2004.

The organisation continues to increase its capability to build both local premium and international brands in the market. The introduction of bulk packs in October for both Miller Genuine Draft and Brutal Fruit will continue to provide consumers with more choice, enhancing availability and value for money and an accessible premium offering.

In line with our strategy to improve market penetration and with increased liquor licensing in two of the major areas of South Africa, the delivered customer base increased by 10% over the past six months.

CSD volumes have benefited from the favourable economic environment, which has continued from the prior year into the first half of the current year, with ABI sales volume ending 10% above prior year. Significant consumer promotional activity during the winter months, improved market execution and distribution reach, price restraint and favourable weather conditions throughout the trading period ensured that sales volume accelerated from a buoyant base. Although still a relatively small contribution to sales, non-carbonated beverage volume performed exceptionally well, contributing to the excellent volume growth.

The increased sales volumes, together with selective price increases in both beer and soft drinks and an improved mix with higher sales of premium products, resulted in an 11% increase in group revenue. Both beer and soft drink categories performed well, contributing to strong EBITA growth and improved margins. EBITA grew by 19% in constant currency, benefiting from increased revenue, lower commodity prices (including benefits from favourable effective exchange rates), and continued focus on cost productivity. In addition, EBITA improved as capacity was better utilised during the winter months. These factors combined to increase the EBITA margin by 140 basis points to 20.1%.

SAB Limited's reputation as one of South Africa's leading companies has been further confirmed in a series of recent awards. The business was voted 'most admired company in South Africa' in a poll of CEOs and top business executives and the 'best company to work for' in a survey carried out by Finance Week. In the Sunday Times/Markinor poll, SAB Limited was voted second most favourite brand in South Africa, the only corporate brand that is not also a product brand to be recognised in the top ten. SAB Limited's product brand portfolio dominated the top ten brands in the same survey.

In the prior period, an exceptional profit of US$316 million was included within operating profit. This comprised a US$239 million profit on the disposal of the group's 21% investment in Edgars Consolidated Stores Ltd (Edcon), a US$96 million profit on the disposal of the group's 29.4% stake in Harbin Brewery Group Limited (Harbin) and a US$4 million profit on the disposal of the Tumwater brewery at Miller, partly offset by US$23 million of brewery closure costs in Italy. In addition there was an exceptional profit within the share of post-tax results of associates of US$11 million, relating to the share of associate's profit on the disposal of property, plant and equipment in South Africa: Hotels and Gaming.

### Interest
Net interest costs are broadly in line with the prior year, despite the early redemption penalty referred to below.

### Taxation
The effective tax rate, before exceptional items and including share of associates' operating profit before exceptional items and share of associates' tax, is 35.3%, broadly in line with the prior period.

### Treasury
Gross debt, comprising borrowings of the group together with the fair value of derivative assets or liabilities held to manage interest rate and foreign currency risk of borrowings, have increased to US$3,570 million from US$3,354 million at 1 April 2005 (restated). Net debt comprises gross debt net of cash and cash equivalents. Net debt has increased to US$2,428 million from US$2,210 million at 1 April 2005 (restated) reflecting the increase in cash generated from operating activities offset by additional borrowings to fund the purchase of the Indian business. The group's gearing (presented as a ratio of debt/equity) has increased to 27.2% from 25.2% (restated) at 1 April 2005.

The group previously had US dollar and sterling private placement notes in issue with final maturity in 2008. As part of the refinancing for the Bavaria transaction, notice was given to repay all of these notes in accordance with their terms, with repayment on 22 September 2005. The amounts on repayment totalled US$179 million and £25 million (US$37 million) and were met out of existing resources. These amounts included an early redemption penalty of US$13 million, included in interest payable but which has been treated as an adjusting item for adjusted earnings purposes.

The average loan maturity in respect of the US$ fixed rate debt portfolio is 5.9 years. The average borrowing rate for the total debt portfolio at 30 September 2005 was 5.6% (2004: 5.1%).

On 9 September 2005 the group entered into a US$3,500 million 364-day revolving credit facility for general corporate purposes (including financing the Bavaria minority acquisitions). This facility can be extended at the group's election for a term of a further year.

### Goodwill
Goodwill increased by US$234 million compared to 31 March 2005, due primarily to the goodwill arising on the Indian acquisition, partially offset by the effect of foreign exchange movements.

### Cash flow
Net cash generated from operations before working capital movement (EBITDA) rose to US$1,418 million from last half-year's US$1,278 million. Management believes that an appropriate ratio for showing the conversion of revenue into cash is EBITDA to revenue. This ratio increased in the period to 20.1% (2004: 19.9%).

### Dividend
The board has declared an interim dividend of 13 US cents per share. The dividend will be payable on 19 December 2005 to all shareholders registered on the London and Johannesburg Registers on 2 December 2005. The ex-dividend trading dates will be 30 November 2005 on the London Stock Exchange (LSE) and 28 November 2005 on the JSE Limited, South Africa. As the group reports in US dollars, dividends are declared in US dollars. They are payable in South African rand to shareholders on the South African register, in US dollars to shareholders on the UK register with a registered address in the United States (unless mandated otherwise), and in sterling to all remaining shareholders on the UK section of the register.

The rates of exchange will be calculated on 17 November 2005 and announcements will be made on the LSE's Regulatory News Service and on the JSE Stock Exchange News Service to shareholders, indicating the exchange rates to be applied.

To comply with the requirements of STRATE in South Africa, from the close of business on 25 November 2005 until the close of business on 2 December 2005, no transfers between the UK and South African registers will be permitted and no shares may be dematerialised or rematerialised.

# Directors' responsibility for financial reporting

This statement, which should be read in conjunction with the independent review report of the auditors set out below, is made to enable shareholders to distinguish the respective responsibilities of the directors and the auditors in relation to the consolidated interim financial information, set out on pages 12 to 37, which the directors confirm has been prepared on a going concern basis and follows all applicable accounting standards. The directors consider that the group has used appropriate accounting policies, consistently applied and supported by reasonable and appropriate judgements and estimates.

A copy of the interim report of the group is placed on the company's website. The directors are responsible for the maintenance and integrity of information on the company's website. Information published on the internet is accessible in many countries with different legal requirements. Legislation in the United Kingdom governing the preparation and dissemination of the financial statements may differ from legislation in other jurisdictions.

On behalf of the board

**E A G Mackay**
Chief executive
9 November 2005

**M I Wyman**
Chief financial officer

# Independent review report to SABMiller plc

### Introduction

We have been instructed by the company to review the financial information for the six months ended 30 September 2005 which comprises the consolidated interim balance sheet as at 30 September 2005, the related consolidated interim statements of income, cash flows and recognised income and expense for the six months then ended and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information. The previously published IFRS transition information as referred to in note 1 does not form part of this review.

### Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in note 1, the next annual financial statements of the group will be prepared in accordance with accounting standards adopted for use in the European Union. This interim report has been prepared in accordance with the basis set out in note 1.

The accounting policies are consistent with those that the directors intend to use in the next annual financial statements. As explained in note 1, there is, however, a possibility that the directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with accounting standards adopted for use in the European Union. The IFRS standards and IFRIC interpretations that will be applicable and adopted for use in the European Union are not known with certainty at the time of preparing this interim financial information.

### Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied.

A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information.

This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

### Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2005.

**PricewaterhouseCoopers LLP**
Chartered Accountants
London
9 November 2005

# Consolidated income statements

for the six months ended 30 September

| | Notes | **Six months ended 30/9/05 Unaudited US$m** | Six months ended 30/9/04 Unaudited US$m | Year ended 31/3/05 Unaudited US$m |
|---|---|---|---|---|
| **Group revenue** (including share of associates' revenue) | 2 | **7,901** | 7,178 | 14,543 |
| Share of associates' revenue | | **(850)** | (735) | (1,642) |
| **Revenue** | 2 | **7,051** | 6,443 | 12,901 |
| Net operating expenses | | **(5,948)** | (5,123) | (10,354) |
| **Operating profit** | 2 | **1,103** | 1,320 | 2,547 |
| Operating profit before exceptional items | | **1,103** | 1,004 | 2,132 |
| Exceptional items | 3 | **–** | 316 | 415 |
| **Net finance costs** | | **(77)** | (78) | (143) |
| Interest payable and similar charges | | **(117)** | (121) | (239) |
| Interest receivable | | **40** | 43 | 96 |
| Share of post-tax results of associates | | **100** | 82 | 148 |
| **Profit before taxation** | | **1,126** | 1,324 | 2,552 |
| Taxation | 4 | **(377)** | (365) | (823) |
| **Profit for the financial period** | | **749** | 959 | 1,729 |
| **Profit attributable to minority interests** | | **99** | 101 | 208 |
| **Profit attributable to equity shareholders** | | **650** | 858 | 1,521 |
| | | **749** | 959 | 1,729 |
| **Basic earnings per share** (US cents) | 5 | **51.3** | 71.8 | 125.5 |
| **Diluted earnings per share** (US cents) | 5 | **50.9** | 68.5 | 121.0 |

# Consolidated balance sheets

at 30 September

| | **30/9/05 Unaudited US$m** | 30/9/04 Unaudited US$m | 31/3/05 Unaudited US$m |
|---|---|---|---|
| **Assets** | | | |
| **Non-current assets** | | | |
| Goodwill | **7,415** | 6,551 | 7,181 |
| Other intangible assets | **150** | 113 | 122 |
| Property, plant and equipment | **4,102** | 3,743 | 4,056 |
| Investments in associates | **1,156** | 1,045 | 1,125 |
| Financial assets | | | |
| – Available for sale investments | **59** | 170 | 187 |
| – Derivative financial instruments | **14** | – | – |
| Trade and other receivables | **58** | 53 | 54 |
| Deferred tax assets | **164** | 110 | 153 |
| | **13,118** | 11,785 | 12,878 |
| **Current assets** | | | |
| Inventories | **608** | 601 | 627 |
| Trade and other receivables | **1,145** | 1,000 | 1,008 |
| Financial assets | | | |
| – Derivative financial instruments | **8** | – | – |
| Cash and cash equivalents | **1,142** | 1,279 | 1,143 |
| | **2,903** | 2,880 | 2,778 |
| **Total assets** | **16,021** | 14,665 | 15,656 |
| **Liabilities** | | | |
| **Current liabilities** | | | |
| Financial liabilities | | | |
| – Derivative financial instruments | **(7)** | – | – |
| – Borrowings | **(1,154)** | (507) | (815) |
| Trade and other payables | **(1,936)** | (1,821) | (1,941) |
| Current tax liabilities | **(332)** | (257) | (381) |
| Provisions | **(64)** | (86) | (62) |
| | **(3,493)** | (2,671) | (3,199) |
| **Non-current liabilities** | | | |
| Financial liabilities | | | |
| – Derivative financial instruments | **(2)** | – | – |
| – Borrowings | **(2,428)** | (3,169) | (2,525) |
| Trade and other payables | **(48)** | (63) | (53) |
| Deferred tax liabilities | **(188)** | (224) | (188) |
| Provisions | **(931)** | (795) | (927) |
| | **(3,597)** | (4,251) | (3,693) |
| **Total liabilities** | **(7,090)** | (6,922) | (6,892) |
| **Net assets** | **8,931** | 7,743 | 8,764 |
| **Equity** | | | |
| Total shareholders' equity | **8,261** | 6,910 | 8,086 |
| Minority interests | **670** | 833 | 678 |

# Consolidated cash flow statements

for the six months ended 30 September

| | Notes | Six months ended 30/9/05 Unaudited US$m | Six months ended 30/9/04 Unaudited US$m | Year ended 31/3/05 Unaudited US$m |
|---|---|---|---|---|
| **Cash flows from operating activities** | | | | |
| Cash generated from operations | 6 | **1,289** | 1,262 | 2,792 |
| Interest received | | **41** | 45 | 94 |
| Interest paid | | **(123)** | (114) | (228) |
| Interest element of finance lease rental payments | | **–** | (1) | (2) |
| Tax paid | | **(394)** | (272) | (625) |
| **Net cash from operating activities** | | **813** | 920 | 2,031 |
| **Cash flows (to)/from investing activities** | | | | |
| Purchase of property, plant and equipment | | **(404)** | (334) | (756) |
| Proceeds from sale of property, plant and equipment | | **21** | 12 | 30 |
| Purchase of intangible assets | | **(15)** | (4) | (12) |
| Purchase of investments | | **(18)** | (5) | (19) |
| Proceeds from sale of investments | | **–** | 463 | 475 |
| Acquisition of subsidiaries (net of cash acquired) | | **(180)** | (24) | (23) |
| Purchase of shares from minorities | | **(6)** | – | (793) |
| Purchase of shares in associates | | **–** | (8) | (13) |
| Net funding to associates | | **–** | (59) | (68) |
| Dividends received from associates | | **38** | 21 | 47 |
| Dividends received from other investments | | **1** | 10 | 10 |
| **Net cash (to)/from investing activities** | | **(563)** | 72 | (1,122) |
| **Cash flows (to)/from financing activities** | | | | |
| Proceeds from issue of shares | | **18** | 19 | 38 |
| Proceeds from issue of shares to minorities | | **–** | 1 | 1 |
| Net purchase of own shares for share trusts | | **(8)** | (5) | (21) |
| Issue of loans | | **265** | 527 | 540 |
| Repayment of loans | | **(356)** | (566) | (632) |
| Capital element of finance lease payments | | **(9)** | (13) | (25) |
| Equity dividends paid to equity holders of the parent | | **(328)** | (269) | (412) |
| Dividends paid to minority interests | | **(63)** | (76) | (172) |
| **Net cash to financing activities** | | **(481)** | (382) | (683) |
| Net cash (to)/from operating, investing and financing activities | | **(231)** | 610 | 226 |
| Effects of exchange rate changes | | **2** | (14) | (56) |
| **Net (decrease)/increase in cash and cash equivalents** | | **(229)** | 596 | 170 |
| Cash and cash equivalents at 1 April | | **630** | 460 | 460 |
| **Cash and cash equivalents at period end** | | **401** | 1,056 | 630 |

# Consolidated statements of recognised income and expense

for the six months ended 30 September

| | **Six months ended 30/9/05 Unaudited US$m** | Six months ended 30/9/04 Unaudited US$m | Year ended 31/3/05 Unaudited US$m |
|---|---|---|---|
| Currency translation differences on foreign currency net investments, net of tax | **(227)** | 45 | 220 |
| Actuarial losses on defined benefit plans | **–** | – | (127) |
| Net investment hedges | **10** | – | – |
| Net (losses)/gains recognised directly in equity | **(217)** | 45 | 93 |
| Profit for the financial period | **749** | 959 | 1,729 |
| **Total recognised income for the period** | **532** | 1,004 | 1,822 |
| – attributable to equity shareholders | **453** | 898 | 1,601 |
| – attributable to minority interests | **79** | 106 | 221 |

# Notes to the interim financial report

## 1. Basis of preparation

SABMiller plc and its subsidiaries and associates (together referred to as the group) previously prepared its consolidated financial statements under UK Generally Accepted Accounting Principles (GAAP). From 1 April 2005 onwards, the group is required to prepare its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU).

The unaudited financial information in this interim announcement is prepared on the basis of the IFRS accounting policies that the directors intend to use in the next annual report, as set out in note 9. This basis is subject to amendment by the International Accounting Standards Board (IASB) and is dependent on further endorsement by the European Commission (EC). Accordingly the information presented and the format of presentation may be subject to change as new guidance is issued or as practice develops.

The group has decided to adopt the amendments of IAS 19 Employee Benefits issued in December 2004 in advance of their earlier effective date of January 2006, as endorsement of these amendments by the EU is expected later this year. As a result, the group has recognised actuarial gains and losses arising on its post-retirement benefit schemes in the consolidated statements of recognised income and expense.

Comparative numbers included in this interim report represent amounts adjusted for the impact of IFRS with the exception of IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement which have been applied with effect from 1 April 2005.

The UK GAAP to IFRS reconciliations for both the year ended 31 March 2005 and six-month interim period ended 30 September 2004 detailing the unaudited IFRS adjustments were published on 5 July 2005 and are available in the 'Restatement of Financial Information under International Financial Reporting Standards' publication available on the SABMiller plc website *www.sabmiller.com/SABMiller/Financial+centre/*.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the group's accounting policies. The areas involving a higher degree of judgment or complexity or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in these statements. Actual results could differ from those estimates.

The unaudited interim report was approved by the Board of Directors on 9 November 2005.

The financial information included in this report does not constitute statutory accounts for the purpose of Section 240 of the Companies Act 1985 (as amended). A copy of the statutory accounts for the year ended 31 March 2005 under UK GAAP has been delivered to the Registrar of Companies on which an unqualified report has been made by the auditors under Section 235 of the Companies Act 1985 (as amended).

## 2. Segmental analysis

| Revenue | Six months ended 30/9/05 Unaudited US$m | Six months ended 30/9/04 Unaudited US$m | Year ended 31/3/05 Unaudited US$m |
|---|---|---|---|
| **North America** | **2,662** | 2,615 | 4,892 |
| **Central America** | **262** | 260 | 521 |
| **Europe** | **1,894** | 1,617 | 2,909 |
| **Africa and Asia** | **1,065** | 870 | 1,937 |
| Less: associates' share | **(520)** | (427) | (934) |
| | **545** | 443 | 1,003 |
| **South Africa: Beverages** | **1,864** | 1,684 | 3,995 |
| Less: associates' share | **(176)** | (176) | (419) |
| | **1,688** | 1,508 | 3,576 |
| **South Africa: Hotels and Gaming** | **154** | 132 | 289 |
| Less: associates' share | **(154)** | (132) | (289) |
| | **–** | – | – |
| **South Africa: Total** | **1,688** | 1,508 | 3,576 |
| **Group revenue (including share of associates' revenue)** | **7,901** | 7,178 | 14,543 |
| Less: associates' share | **(850)** | (735) | (1,642) |
| **Revenue** | **7,051** | 6,443 | 12,901 |

# Notes to the interim financial report
continued

## 2. Segmental analysis *continued*

| Operating profit | Six months ended 30/9/05 Unaudited US$m | Six months ended 30/9/04 Unaudited US$m | Year ended 31/3/05 Unaudited US$m |
|---|---|---|---|
| **North America** | **286** | 305 | 598 |
| Operating profit before exceptional items | **286** | 301 | 487 |
| Exceptional items | **–** | 4 | 111 |
| **Central America** | **32** | 36 | 90 |
| **Europe** | **379** | 276 | 431 |
| Operating profit before exceptional items | **379** | 299 | 482 |
| Exceptional items | **–** | (23) | (51) |
| **Africa and Asia** | **108** | 195 | 352 |
| Operating profit before exceptional items | **108** | 99 | 249 |
| Exceptional items | **–** | 96 | 103 |
| **South Africa: Beverages and Total** | **353** | 298 | 906 |
| **Corporate** | **(55)** | 210 | 170 |
| Operating loss before exceptional items | **(55)** | (29) | (82) |
| Exceptional items | **–** | 239 | 252 |
| **Group** | **1,103** | 1,320 | 2,547 |
| Operating profit before exceptional items | **1,103** | 1,004 | 2,132 |
| Exceptional items | **–** | 316 | 415 |

## 2. Segmental analysis *continued*

| EBITA* | **Six months ended 30/9/05 Unaudited US$m** | Six months ended 30/9/04 Unaudited US$m | Year ended 31/3/05 Unaudited US$m |
|---|---|---|---|
| **North America** | **286** | 301 | 487 |
| **Central America** | **32** | 36 | 90 |
| **Europe** | **379** | 299 | 482 |
| **Africa and Asia** | **209** | 179 | 383 |
| Less: share of associates' operating profit | **(100)** | (80) | (134) |
| | **109** | 99 | 249 |
| **South Africa: Beverages** | **375** | 315 | 956 |
| Less: share of associates' operating profit | **(22)** | (17) | (50) |
| | **353** | 298 | 906 |
| **South Africa: Hotels and Gaming** | **38** | 29 | 73 |
| Less: share of associates' operating profit | **(38)** | (29) | (73) |
| | **–** | – | – |
| **South Africa: Total** | **353** | 298 | 906 |
| **Corporate** | **(55)** | (29) | (82) |
| **EBITA** | **1,264** | 1,130 | 2,389 |
| Less: share of associates' operating profit | **(160)** | (126) | (257) |
| **Group – excluding exceptional items** | **1,104** | 1,004 | 2,132 |
| *Reconciliation of operating profit to EBITA* | | | |
| Operating profit | **1,103** | 1,320 | 2,547 |
| Add: Brand amortisation | **1** | – | – |
| Add: Share of associates' operating profit (excluding exceptional items) | **160** | 126 | 257 |
| Less: Exceptional items (excluding share of associates' exceptional items) | | | |
| – North America | **–** | (4) | (111) |
| – Europe | **–** | 23 | 51 |
| – Africa and Asia | **–** | (96) | (103) |
| – Corporate | **–** | (239) | (252) |
| **EBITA** | **1,264** | 1,130 | 2,389 |

*EBITA comprises operating profit (US$1,103 million) before amortisation of brands (US$1 million) and exceptional items (US$Nil million) and includes post-tax results of associates (US$100 million) together with exceptional items, amortisation of brands, interest, tax and minority interests (US$60 million).

# Notes to the interim financial report
continued

**2. Segmental analysis** *continued*

| EBITDA | Six months ended 30/9/05 Unaudited US$m | Six months ended 30/9/04 Unaudited US$m | Year ended 31/3/05 Unaudited US$m |
|---|---|---|---|
| **North America** | **359** | 366 | 634 |
| **Central America** | **52** | 57 | 129 |
| **Europe** | **469** | 377 | 649 |
| **Africa and Asia** | **137** | 116 | 293 |
| **South Africa: Beverages and Total** | **440** | 384 | 1,101 |
| **Corporate** | **(39)** | (26) | (69) |
| | **1,418** | 1,274 | 2,737 |
| **Exceptional items** | | | |
| North America | **–** | 4 | 4 |
| Europe | **–** | – | (5) |
| **EBITDA** | **1,418** | 1,278 | 2,736 |

EBITDA is the net cash inflow from operating activities before working capital movements.

### 3. Exceptional items

The following items were treated as exceptional items by the group:

| | **Six months ended 30/9/05 Unaudited US$m** | Six months ended 30/9/04 Unaudited US$m | Year ended 31/3/05 Unaudited US$m |
|---|---|---|---|
| *Subsidiaries' exceptional items included in operating profit:* | | | |
| **North America** | **–** | 4 | 111 |
| Profit on disposal of Tumwater brewery | **–** | 4 | 4 |
| Miller integration and restructuring costs | **–** | – | 2 |
| Brewery closure costs in Tumwater | **–** | – | 1 |
| Gain in relation to changes to post-retirement plans | **–** | – | 104 |
| **Europe** | **–** | (23) | (51) |
| Brewery closure costs in Italy | **–** | (23) | (35) |
| Restructuring costs in the Canary Islands | **–** | – | (16) |
| **Africa and Asia** | | | |
| Profit on disposal of investment | **–** | 96 | 103 |
| **Corporate** | | | |
| Profit on disposal of investment | **–** | 239 | 252 |
| **Exceptional items included in operating profit** | **–** | 316 | 415 |
| Taxation charge | **–** | (31) | (74) |
| Minority interests' share of the above items | **–** | – | 8 |
| *Share of associates' exceptional items* | | | |
| **South Africa: Hotels and Gaming** | | | |
| Share of associate's profit on disposal of property, plant and equipment | **–** | 11 | 11 |
| Restructuring costs | **–** | – | (4) |
| Taxation credit | **–** | – | 1 |
| **Exceptional items (including share of associates' exceptional items)** | **–** | 327 | 422 |

There were no exceptional items during the six months ended 30 September 2005.

In the prior period, an exceptional profit of US$316 million was included within operating profit. This comprised a US$239 million profit on the disposal of the group's 21% investment in Edgars Consolidated Stores Ltd (Edcon), a US$96 million profit on the disposal of the group's 29.4% stake in Harbin Brewery Group Limited (Harbin) and a US$4 million profit on the disposal of the Tumwater brewery at Miller, partly offset by US$23 million brewery closure costs in Italy. In addition there was an exceptional profit within the share of post-tax results of associates of US$11 million, relating to the share of associate's profit on the disposal of property, plant and equipment in South Africa: Hotels and Gaming.

# Notes to the interim financial report
continued

## 4. Taxation

| | Six months ended 30/9/05 Unaudited US$m | Six months ended 30/9/04 Unaudited US$m | Year ended 31/3/05 Unaudited US$m |
|---|---|---|---|
| **Current taxation charge** | **379** | 339 | 807 |
| – Charge for the period | **357** | 301 | 638 |
| – Adjustments in respect of prior years | **(7)** | (1) | 43 |
| – Withholding and other taxes | **29** | 39 | 126 |
| **Deferred taxation (credit)/charge** | **(2)** | 26 | 16 |
| – Charge for the year | **(2)** | 25 | 55 |
| – Adjustment in respect of prior years | **2** | 1 | (39) |
| – Rate change | **(2)** | – | – |
| | **377** | 365 | 823 |
| Effective tax rate, before exceptional items (%)* | **35.3** | 35.1 | 37.1 |

The effective tax rate is calculated including share of associates' operating profit before exceptional items and share of associates' tax before exceptional items. This calculation is on a basis consistent with that used in prior years and is also consistent with other group operating metrics.

*The effective tax rate for the year ended 31 March 2005 before the South African secondary tax on companies (STC) charge on non-recurring dividends, following a restructuring of the group's holdings in South Africa, of US$38 million was 35.4%.

## 5. Earnings per share

| | Six months ended 30/9/05 Unaudited US$m | Six months ended 30/9/04 Unaudited US$m | Year ended 31/3/05 Unaudited US$m |
|---|---|---|---|
| Basic earnings per share | **51.3** | 71.8 | 125.5 |
| Headline earnings per share | **52.7** | 47.9 | 95.3 |
| Adjusted basic earnings per share | **52.7** | 47.9 | 101.0 |
| Adjusted comparable earnings per share* | **52.7** | 46.3 | 98.4 |
| Diluted earnings per share | **50.9** | 68.5 | 121.0 |
| Adjusted diluted earnings per share | **52.2** | 46.0 | 97.7 |

*Comparative figures adjusted for conversion of convertible bonds. The amounts are calculated as if the bonds had converted on 1 April 2004.

The calculation of basic earnings per share has been based on the profit for the financial period as shown in the table below, and on a weighted average number of shares in issue of 1,265,874,123 (2004: 1,193,753,551).

At 30 September 2005 there were 11,399,683 share purchase options outstanding under the SABMiller plc Executive Share Purchase Scheme (South Africa), 9,230,114 share purchase options outstanding under the SABMiller plc Executive Share Option Scheme (Approved Scheme and (No 2) Scheme combined), 1,426,911 conditional awards under the SABMiller plc Performance Share Awards Scheme which have not yet vested and 3,709,136 share purchase options outstanding under the SABMiller plc International Employee Share Scheme. The calculation of diluted earnings per share is based on a weighted average number of shares in issue of 1,277,058,054 after adjusting for 11,203,931 weighted potentially dilutive ordinary shares arising from the share options (2004: and the guaranteed convertible bond), and the profit for the financial period as shown below. The average share price of SABMiller plc since the beginning of the financial year, used in determining the number of potentially dilutive ordinary shares, is US$16.52, compared with an average strike price on the outstanding options of US$9.65.

**5. Earnings per share** *continued*

The group has also presented an adjusted basic earnings per share figure to exclude the impact of brand amortisation and other non-recurring items in order to present a more meaningful comparison for the periods shown in the consolidated interim report. Adjusted earnings per share has been based on adjusted headline earnings for each financial period and on the same number of weighted average shares in issue as the basic earnings per share calculation. Headline earnings per share has been calculated in accordance with the Institute of Investment Management and Research (IIMR)'s Statement of Investment Practice No. 1 entitled 'The Definition of Headline Earnings'. The adjustments made to arrive at headline earnings and adjusted earnings are detailed below.

The calculation of prior period adjusted earnings on a comparable basis adjusts for the conversion of the US$600 million convertible bonds, as if the bonds had been converted on 1 April 2004. The profit for the financial period after adjusting for the interest on the convertible bonds was US$585 million for the six months ended 30 September 2004 and US$1,243 million for the year ended 31 March 2005, and the weighted average number of shares was 1,262,945,732 for the six months ended 30 September 2004 and 1,263,672,981 for the year ended 31 March 2005.

| | **Six months ended 30/9/05 Unaudited US$m** | Six months ended 30/9/04 Unaudited US$m | Year ended 31/3/05 Unaudited US$m |
|---|---|---|---|
| Profit for the financial period attributable to equity holders of the parent | **650** | 858 | 1,521 |
| Loss on derivatives on capital items* | **10** | – | – |
| Early redemption penalty in respect of private placement notes (Corporate) | **13** | – | – |
| Brewery closure costs in Tumwater (North America) | **–** | – | (1) |
| Gain in relation to changes to post-retirement plans (North America) | **–** | – | (104) |
| Impairment of property, plant and equipment | **–** | – | 9 |
| Share of associate's profit on disposal of property, plant and equipment (South Africa: Hotels and Gaming) | **–** | (11) | (11) |
| Profit on sale of investments (Africa and Asia, Corporate) | **–** | (335) | (355) |
| Profit on disposal of Tumwater (North America) | **–** | (4) | (4) |
| Brewery closure costs in Italy (Europe) | **–** | 23 | 21 |
| Brand amortisation | **1** | – | – |
| (Profit)/loss on sale of property, plant and equipment and investments | **(2)** | 9 | 16 |
| Tax effects of the above items | **(7)** | 31 | 71 |
| Minority interests' share of the above items | **2** | 1 | (9) |
| **Headline earnings (basic)** | **667** | 572 | 1,154 |
| Integration/reorganisation costs | **–** | – | 32 |
| South African STC on non-recurring dividend | **–** | – | 38 |
| **Adjusted earnings** | **667** | 572 | 1,224 |

*This does not include all derivative movements but includes those in relation to capital items for which hedge accounting cannot be applied.

# Notes to the interim financial report
continued

## 6. Reconciliation of operating profit to net cash generated from operations

| | **Six months ended 30/9/05 Unaudited US$m** | Six months ended 30/9/04 Unaudited US$m | Year ended 31/3/05 Unaudited US$m |
|---|---|---|---|
| Operating profit | **1,103** | 1,320 | 2,547 |
| Depreciation: | | | |
| – Property, plant and equipment | **204** | 197 | 396 |
| – Containers | **45** | 40 | 82 |
| Container breakages, shrinkage and write-offs | **11** | 13 | 51 |
| (Profit)/loss on sale of property, plant and equipment | **(2)** | 9 | 16 |
| Impairment of property, plant and equipment | **–** | – | 8 |
| Amortisation of intangible assets | **22** | 15 | 33 |
| Net loss from fair value hedges | **20** | – | – |
| Dividends received from other investments | **(1)** | (10) | (10) |
| Charge with respect to share options | **10** | 5 | 18 |
| Gain in relation to changes to post-retirement plans (North America) | **–** | – | (104) |
| Profit on sale of investments (Africa and Asia, Corporate) | **–** | (335) | (355) |
| Restructuring provision in the Canary Islands (Europe) | **–** | – | 16 |
| Restructuring provision (North America) | **–** | – | (2) |
| Brewery closure costs in Tumwater (North America) | **–** | – | (1) |
| Brewery closure costs in Italy (Europe) | **–** | 23 | 30 |
| Deferred income | **(1)** | (1) | (3) |
| Other non-cash movements | **7** | 2 | 14 |
| **Net cash generated from operations before working capital movements (EBITDA)** | **1,418** | 1,278 | 2,736 |
| Net (decrease)/increase in working capital | **(129)** | (16) | 56 |
| **Net cash generated from operations** | **1,289** | 1,262 | 2,792 |

In the six months ended 30 September 2004, operating cash flows included cash inflows relating to exceptional items of US$4 million (year ended 31 March 2005: US$4 million) in respect of proceeds on the Tumwater disposal, and a cash outflow of US$nil million (year ended 31 March 2005: US$5 million) in respect of brewery closure costs in Italy.

## 7. Post-balance sheet events

On 19 July 2005 the group announced a major investment through a transaction involving the Santo Domingo Group which completed on 12 October 2005, in which SABMiller obtained a 71.77% controlling interest in Bavaria S.A., a company listed on the Colombian Stock Exchange. As consideration, SABMiller issued 225 million ordinary shares, amounting to some 15.04% of the enlarged ordinary share capital of SABMiller. Following the share issue, the group has made or will make cash offers to acquire the remaining 28.23% of Bavaria and certain other minority interests held in the Bavaria group.

### 8. Adoption of IAS 32 and IAS 39

In accordance with the exemption available in IFRS 1, the group has adopted IAS 32 and IAS 39 with effect from 1 April 2005. As a result, the group is required to recognise transitional adjustments for financial instruments, including designated hedging relationships, in accordance with the measurement requirements of IAS 39 at 1 April 2005. The effects of applying these standards are as follows:

**Fair value hedges**

Fair value hedges comprise derivative financial instruments designated in a hedging relationship to manage the group's interest rate risk to which the fair value of certain assets and liabilities are exposed. Changes in the fair value of the derivative offset the relevant changes in the fair value of the underlying hedged item attributable to the hedged risk in the income statement in the period incurred.

At 1 April 2005, the group recognised additional non-current derivative assets of US$3 million, additional non-current derivative liabilities of US$5 million and a decrease in non-current borrowings of US$2 million in respect of financial instruments used to hedge the group's interest rate risk. These adjustments had no impact on deferred tax.

**Cash flow hedges**

Cash flow hedges comprise derivative financial instruments designated in a hedging relationship to manage currency risk to which the cash flows of certain liabilities are exposed. The effective portion of changes in the fair value of the derivative that is designated and qualifies for hedge accounting is recognised in equity. Amounts accumulated in equity are recycled to the income statement in the period in which the hedged item affects profit or loss.

At 1 April 2005, the group recognised additional non-current derivative assets of US$14 million and a decrease in non-current trade and other receivables of US$14 million in respect of financial instruments used to hedge the group's foreign currency debt exposure. These adjustments had no impact on deferred tax.

**Embedded derivatives**

At 1 April 2005, the group recognised additional current derivative assets of US$5 million and an increase in equity of US$5 million in respect of embedded derivatives relating to the group's malt and barley contracts (US$4 million), and foreign exchange contracts (US$1 million). These adjustments had no impact on deferred tax.

**Balance sheet classification**

At 1 April 2005, the reclassification of interest accruals and prepayments resulted in a US$2 million decrease in current trade and other receivables, a US$29 million decrease in current trade and other payables, a US$1 million decrease in current borrowings and a US$28 million increase in non-current borrowings. The net impact on the group's gross borrowings at 1 April 2005 was an increase of US$27 million.

# Notes to the interim financial report
continued

## 8. Adoption of IAS 32 and IAS 39 *continued*
Restatement of consolidated balance sheet to include IAS 32 and 39 – as at 1 April 2005:

| | **31 March 2005 IFRS Unaudited US$m** | IAS 32/39 transition adjustment Unaudited US$m | 1 April 2005 Restated IFRS after adoption of IAS 32/39 Unaudited US$m |
|---|---|---|---|
| **Assets** | | | |
| **Non-current assets** | | | |
| Derivative financial instruments | **–** | 17 | 17 |
| Trade and other receivables | **54** | (14) | 40 |
| | **54** | 3 | 57 |
| **Current assets** | | | |
| Trade and other receivables | **1,008** | (2) | 1,006 |
| Derivative financial instruments | **–** | 5 | 5 |
| | **1,008** | 3 | 1,011 |
| **Liabilities** | | | |
| **Current liabilities** | | | |
| Borrowings | **(815)** | 1 | (814) |
| Trade and other payables | **(1,941)** | 29 | (1,912) |
| | **(2,756)** | 30 | (2,726) |
| **Non-current liabilities** | | | |
| Derivative financial instruments | **–** | (5) | (5) |
| Borrowings | **(2,525)** | (26) | (2,551) |
| | **(2,525)** | (31) | (2,556) |
| **Impact on net assets** | | 5 | |
| **Equity** | | | |
| Equity attributable to equity holders | **8,086** | 5 | 8,091 |
| | **8,086** | 5 | 8,091 |
| **Impact on equity** | | 5 | |

## 9. Accounting policies under IFRS

The significant accounting policies adopted in the preparation of the group's financial statements are set out below, together with the decisions made by the group as part of its transition to IFRS. These policies have been consistently applied to all the periods presented, unless otherwise stated.

### a) Basis of preparation

The consolidated financial statements will be prepared on a basis consistent with IFRS as required by a European Union Regulation issued in June 2002, the International Financial Reporting Interpretations Committee (IFRIC) interpretations and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. This basis is subject to amendment by the International Accounting Standards Board (IASB) and is dependent on further endorsement by the European Commission (EC). Accordingly the information presented and the format of presentation may be subject to change as new guidance is issued or as practice develops.

The financial statements are prepared under the historical cost convention, except for the revaluation to fair value of certain financial instruments as described in the accounting policies below.

IFRS 1 (First-time adoption of IFRS) permits certain exemptions from the full requirements of IFRS to companies adopting IFRS for the first time. The group has elected to take the following permitted exemptions:

i) Business combinations (including acquisitions) before the date of transition have not been restated. The net book value of goodwill as at the transition date has been restated as deemed cost of goodwill under IFRS.
ii) Non-current assets held at historical cost have not been revalued; therefore depreciation and impairment tests will continue to be based on historical cost.
iii) IAS 32 and IAS 39 have been applied with effect from 1 April 2005, therefore hedge documentation and effectiveness is measured from that date.
iv) Cumulative currency translation differences on foreign net investments recognised separately in equity have been reset to US$Nil at the date of transition.
v) The cost of share options granted prior to 7 November 2002 has not been recognised in the income statement.
vi) The accumulated actuarial gains and losses with regards to employee defined benefit post retirement plans have been recognised in full in the opening IFRS balance sheet as at 1 April 2004.
vii) Convertible bonds have not been split into component values if the bond has been repaid by the transition date for financial instruments, which was 1 April 2005.

The accounts have been prepared on a going concern basis.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the group's accounting policies. Actual results could differ from those estimates.

### b) Segmental reporting

A reportable segment is a distinguishable business or geographical component of the group that provides products or services that are different from those of other segments. Segments results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The group's primary segmental analyses are in accordance with the basis on which the businesses are managed and according to the differing risk and reward profiles. The group presents its geographic analysis as its primary segmentation.

The group intends to present its product analysis as its secondary segmentation. This is split between secondary segments of Beer, Soft drinks and Other.

### c) Basis of consolidation

SABMiller plc (the company) is a public limited company incorporated in Great Britain and registered in England and Wales. The consolidated financial statements include the financial information of the subsidiary and associated entities owned by the company.

(i) Subsidiaries

Subsidiaries are entities controlled by the company, where control is the power directly or indirectly to govern the financial and operating policies of the entity so as to obtain benefit from its activities, regardless of whether this power is actually exercised. Where the company's interest in subsidiaries is less than 100%, the share attributable to outside shareholders is reflected in minority interests. Subsidiaries are included in the financial statements from the date control commences until the date control ceases.

Intra-group balances, and any unrealised gains and losses or income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Some of the company's subsidiaries have a local statutory accounting reference date of 31 December. These are consolidated using management prepared information on a basis coterminous with the company's accounting reference date.

# Notes to the interim financial report
continued

**9. Accounting policies under IFRS** *continued*

**c) Basis of consolidation** *continued*

(ii) Associates

Associates are entities in which the group has a long-term interest and over which the group has directly or indirectly significant influence, where significant influence is the ability to influence the financial and operating policies of the entity.

The associate Distell Group Ltd has a statutory accounting reference date of 30 June. In respect of each year ended 31 March, this company is included based on financial statements drawn up to the previous 31 December, but taking into account any changes in the subsequent period from 1 January to 31 March that would materially affect the results. All other associates are included on a coterminous basis.

**d) Foreign exchange**

(i) Foreign exchange translation

Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in US dollars which is the group's functional and presentational currency.

(ii) Transactions and balances

The financial statements for each group company have been prepared on the basis that transactions in foreign currencies are recorded in their functional currency at the rate of exchange ruling at the date of the transaction. Monetary items denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date with the resultant translation differences being included in operating profit in the income statement other than those arising on financial liabilities which are recorded within net finance costs and those which are deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary assets such as equity investments classified as available for sale assets are included in equity.

(iii) Overseas subsidiaries and associates

One-off items in the income and cash flow statements of overseas subsidiaries and associates expressed in currencies other than the US dollar are translated to US dollars at the rates of exchange prevailing on the day of the transaction. All other items are translated at weighted average rates of exchange for the relevant reporting period. Assets and liabilities of these undertakings are translated at closing rates of exchange at each balance sheet date. All translation exchange differences arising on the retranslation of opening net assets together with differences between income statements translated at average and closing rates are recognised as a separate component of equity. For these purposes net assets include loans between group companies that form part of the net investment, for which settlement is neither planned nor likely to occur in the foreseeable future and is either denominated in the functional currency of the parent or the foreign entity. When a foreign operation is disposed of, any related exchange differences in equity are recycled through the income statement as part of the gain or loss on disposal.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

**e) Business combinations**

(i) Subsidiaries

The purchase method is used to account for the acquisition of subsidiaries. The separable net assets (including intangibles) are incorporated into the financial statements on the basis of the fair value to the group from the effective date of control, and the results of subsidiary undertakings acquired during the financial year are included in the group's results from that date.

Control is presumed to exist when the group owns, directly or indirectly through subsidiaries, more than half of the voting power of an entity unless, in exceptional circumstances, it can be clearly demonstrated that such ownership does not constitute control. Control also exists where the group has the ability to direct or dominate decision-making in an entity, regardless of whether this power is actually exercised.

On the acquisition of a company or business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable assets (including intangibles), liabilities and contingent liabilities acquired. Fair values of these assets and liabilities are determined by reference to market values, where available, or by reference to the current price at which similar assets could be acquired or similar obligations entered into, or by discounting expected future cash flows to present value, using either market rates or the risk-free rates and risk-adjusted expected future cash flows.

**9. Accounting policies under IFRS** *continued*

**e) Business combinations** *continued*

(i) Subsidiaries *continued*

The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of the acquisition plus costs directly attributable to the acquisition. It also includes the group's estimate of any deferred consideration payable. Where the business combination agreement provides for an adjustment to the cost that is contingent on future events, contingent consideration is included in the cost of an acquisition if the adjustment is probable (that is, more likely than not) and can be measured reliably. The difference between the costs of acquisition and the share of the net assets acquired is capitalised as goodwill.

Where the group purchases additional shares in subsidiaries such purchases are reflected as separate acquisition processes and no revised fair valuation is required. The difference between the costs of acquisition and the share of the net assets acquired is capitalised as goodwill.

On the subsequent disposal or termination of a previously acquired business, the results of the business are included in the group's results up to the effective date of disposal. The profit or loss on disposal or termination is calculated after charging or crediting the amount of any related goodwill to the extent that it has not previously been taken to the income statement.

(ii) Associates

The group's share of the recognised income and expenses of associates are accounted for using the equity method from the date significant influence commences to the date it ceases based on present ownership interests. The date significant influence commences is not necessarily the same as the closing date or any other date named in the contract.

The group recognises its share of associates' results as a one line entry before tax in the income statement, after taking account of the share of interest, tax and minority interests.

When the group's interest in an associate has been reduced to nil because the group's share of losses exceeds its interest in the associate, the group only provides for additional losses to the extent that it has incurred legal or constructive obligations to fund such losses, or make payments on behalf of the associate. Where the disposal of an investment in an associate is considered highly probable (that is, significantly more likely than probable), the investment ceases to be equity accounted and, instead, is classified as held for sale and stated at the lower of carrying amount and fair value less costs to dispose.

(iii) Goodwill

Goodwill arising on consolidation represents the excess of the costs of acquisition over the group's interest in the fair value of the identifiable assets (including intangibles), liabilities and contingent liabilities of the acquired entity at the date of acquisition. Where the fair value of the group's share of separable net assets acquired exceeds the fair value of the consideration, the difference is recorded as negative goodwill. Negative goodwill arising on an acquisition is recognised immediately in the income statement.

Goodwill is stated at cost less impairment losses and is reviewed for impairment on an annual basis. Any impairment identified is recognised immediately in the income statement and is not reversed.

The carrying amount of goodwill in respect of associates is included in the carrying value of the investment in the associate.

Where a business combination occurs in several stages, the goodwill associated with each stage is calculated using fair value information at the date of each additional share purchase.

**f) Intangible assets**

Intangible assets are stated at cost, less accumulated amortisation on a straight-line basis (if applicable) and impairment losses. Cost is usually determined as the amount paid by the group, unless the asset has been acquired as part of a business combination. Amortisation is included within net operating expenses in the income statement. Internally generated intangibles are not recognised except for applied development costs referred to under research and development below.

Intangible assets with indefinite lives are not amortised but are subject to annual reviews for impairment.

Intangible assets with finite lives are amortised over their estimated useful economic lives, and only tested for impairment where there is a triggering event. The directors' assessment of the useful life of intangible assets is based on the nature of the asset acquired, the durability of the products to which the asset attaches and the expected future impact of competition on the business.

Intangible assets acquired as part of a business combination are recognised separately when they are identifiable, it is probable that economic benefits will flow to the group and the fair value can be measured reliably.

(i) Trademarks recognised as part of a business combination

Trademarks are recognised as an intangible asset where the trademark has a long-term value. Acquired trademarks are only recognised where title is clear or the trademark could be sold separately from the rest of the business and the earnings attributable to it are separately identifiable. The group typically arrives at the cost of such trademarks on a relief from royalty basis.

Where the acquired trademark is seen as having a finite useful economic life, it is subject to amortisation, which in respect of trademarks currently held is 10-15 years, being the period for which the group has exclusive rights to those trademarks. Where the acquired trademark is seen as having an indefinite useful economic life, the carrying value is subject to an annual

# Notes to the interim financial report
continued

**9. Accounting policies under IFRS** *continued*

**f) Intangible assets** *continued*

(ii) Contract brewing and other licences recognised as part of a business combination
Contractual arrangements for contract brewing and competitor licensing arrangements are recognised as an intangible asset at a fair value representing the remaining contractual period with an assumption about the expectation that such a contract will be renewed, together with a valuation of this extension. Contractual arrangements and relationships with customers and distributors will also fall to be valued on a similar basis.

Where the acquired licence or contract is seen as having a finite useful economic life, it is subject to amortisation, which is the period for which the group has exclusive rights to these assets or income streams.

(iii) Customer lists and relationships recognised as part of a business combination
The fair value of businesses acquired may include customer lists and relationships. These are recognised as intangible assets and are calculated by discounting the future revenue stream attributable to these lists or relationships.

Where the acquired asset is seen as having a finite useful economic life, it is subject to amortisation over the period for which the group has benefit of these assets.

(iv) Software
Where computer software is not an integral part of a related item of property, plant and equipment, the software is capitalised as an intangible asset.

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring it to use. Direct costs associated with the production of identifiable and unique internally generated software products controlled by the group that will probably generate economic benefits exceeding costs beyond one year are capitalised. Direct costs include software development employment costs (including those of contractors used) and an appropriate portion of overheads. Capitalised computer software, licence and development costs are amortised over their useful economic lives of between three to five years.

Internally generated costs associated with developing or maintaining computer software programmes are expensed as incurred.

(v) Research and development
Research and general development expenditure is written off in the period in which it is incurred.

Certain applied development costs are capitalised as internally generated intangible assets where there is a clearly defined project, separately identifiable expenditure, an outcome assessed with reasonable certainty (in terms of feasibility and commerciality), future costs exceed expected revenue and the group has the resources to complete the task. Such assets are amortised on a straight-line basis over their useful lives.

**g) Property, plant and equipment**

Property, plant and equipment are stated at cost, net of accumulated depreciation and any impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the assets. Subsequent costs are included in the asset's carrying value or recognised as a separate asset as appropriate, only when it is probable that future economic benefits associated with the specific asset will flow to the group and the cost can be measured reliably. Repairs and maintenance costs are charged to the income statement during the financial period in which they are incurred.

(i) Land and buildings
Land and buildings have been included at their deemed cost as permitted by IFRS 1. Cost represents the carrying value of land and buildings as at the transition date to IFRS, being 1 April 2004.

(ii) Assets in the course of construction
Assets in the course of construction are carried at cost less any impairment loss. Cost includes professional fees and for qualifying assets certain borrowing costs as determined below. Depreciation of these assets, on the same basis as other property assets commences when the assets are ready for their intended use.

(iii) Assets held under finance leases
Assets held under finance leases which result in the group bearing substantially all the risks and rewards incidental to ownership are capitalised as property, plant and equipment. Finance lease assets are initially recognised at an amount equal to the lower of their fair value and the present value of the minimum lease payments at inception of the lease, then depreciated over their useful lives. The capital element of future obligations under the leases is included as a liability in the balance sheet classified, as appropriate, as a current or non-current liability. The interest element of the rental obligations is charged to the income statement over the period of the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each financial period.

**9. Accounting policies under IFRS** *continued*

**g) Property, plant and equipment** *continued*

(iv) Containers

Containers in circulation are recorded within plant, property and equipment at cost net of accumulated depreciation less any impairment loss.

Depreciation of returnable bottles and containers is recorded to write the containers off over the course of their economic life. This is typically undertaken in a two-stage process.

- The excess over deposit value is written down over a period of 1-3 years:
- Provisions are made against the deposit values for breakages and loss in trade together with a design obsolescence provision is held to write off the deposit value over the expected bottle design period – which is a period of no more than 10 years from the inception of a bottle design. This period is shortened where appropriate by reference to market dynamics and the ability of the subsidiary to use bottles for different brands.

(v) Depreciation

No depreciation is provided on freehold land or assets in the course of construction. In respect of all other plant, property and equipment, depreciation is provided on a straight-line basis at rates calculated to write off the cost or valuation, less the estimated residual value of each asset over its expected useful life as follows:

| | |
|---|---|
| Freehold buildings | 20-50 years |
| Leasehold land and buildings | Shorter of the lease term or 50 years |
| Plant, vehicles and systems | 2-30 years |
| Containers, including returnable containers | 1-10 years |
| Assets under finance leases | Lower of the lease term of life of the asset |

The group regularly reviews all of its depreciation rates and residual values to take account of any changes in circumstances. When setting useful economic lives, the principal factors the group takes into account are the expected rate of technological developments, expected market requirements for the equipment and the intensity at which the assets are expected to be used.

The profit or loss on the disposal of an asset is the difference between the disposal proceeds and the net book amount, including any revaluation, of the asset. Any amount in the revaluation reserve relating to such an asset is transferred across reserves to retained earnings and is not included in the income statement for the financial year.

(vi) Capitalisation of borrowing costs

Direct financing costs incurred, before tax, on major capital projects during the period of development or construction that necessarily take a substantial period of time to get ready for their intended use are capitalised up to the time of completion of the project.

**h) Advance payments made to customers (principally hotels, restaurants, bars and clubs)**

Advance payments made to customers are conditional on the achievement of contracted sales targets or marketing commitments. The group records such payments as prepayments initially at fair value and amortisied in the income statement over the relevant period to which the customer commitment is made (typically 3-5 years). These prepayments are recorded net of any impairment losses.

Where there is a volume target the amortised cost of the advance is included in sales discounts and where there are specific marketing activities/commitments the cost is included in marketing. The amounts capitalised are reassessed annually for achievement of targets and are written down if there are impairment concerns.

Assets held at customer premises are included within plant, property and equipment and are depreciated in line with group policies on similar assets.

**i) Inventories**

Inventories are stated at the lower of cost incurred in bringing each product to its present location and condition, and net realisable value, as follows:

- Raw materials, consumables and goods for resale: Purchase cost net of discounts and rebates on a first-in first-out basis (FIFO)
- Finished goods and work in progress: Raw material cost plus direct costs and a proportion of manufacturing overhead expenses on a FIFO basis.

Net realisable value is based on estimated selling price less further costs expected to be incurred to completion and disposal.

# Notes to the interim financial report
continued

**9. Accounting policies under IFRS** *continued*

**j) Financial assets and financial liabilities**

Financial assets and financial liabilities are initially recorded at fair value (plus any directly attributable transaction costs where applicable). For those financial instruments that are not subsequently held at fair value, the group assesses whether there is any objective evidence of impairment at each balance sheet date.

Financial assets are recognised when the group has rights or other access to economic benefits. Such assets consist of cash, equity instruments, a contractual right to receive cash or another financial asset, or a contractual right to exchange financial instruments with another entity on potentially favourable terms. Financial assets are derecognised when the right to receive cash flows from the asset have expired or have been transferred and the group has transferred substantially all risks and rewards of ownership.

Financial liabilities are recognised when there is an obligation to transfer benefits and that obligation is a contractual liability to deliver cash or another financial asset or to exchange financial instruments with another entity on potentially unfavourable terms. Financial liabilities are derecognised when they are extinguished, that is discharged, cancelled or expired.

If a legally enforceable right exists to set off recognised amounts of financial assets and liabilities, which are in determinable monetary amounts, the relevant financial assets and liabilities are offset.

Interest costs are charged against income in the year in which they accrue. Premiums or discounts arising from the difference between the net proceeds of financial instruments purchased or issued and the amounts receivable or repayable at maturity are included in the effective interest calculation and taken to net interest payable over the life of the instrument.

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities of greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet. Investments in this category are initially recognised at fair value including originating fees and transaction costs, and subsequently measured at amortised cost using the effective interest method less provision for impairment.

(ii) Available-for-sale investments

Available-for-sale investments are non-derivative financial assets that are either designated in this category or not classified as financial assets at fair value through the income statement, or loans and receivables. Investments in this category are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. They are initially recognised at fair value plus transaction costs and subsequently remeasured at fair value. Gains and losses arising from changes in fair value including any related foreign exchange movements are recognised in equity. On disposal or impairment of available-for-sale investments, any gains or losses in equity are recycled through the income statement.

Purchases and sales of investments are recognised on the date on which the group commits to purchase or sell the asset. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the group has transferred substantially all risks and rewards of ownership.

(iii) Trade receivables

Trade receivables are initially recognised at fair value and subsequently measured at amortised cost less provision for impairment.

A provision for impairment of trade receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the terms of the receivables. The amount of the provision is the difference between the asset's carrying value and the present value of the estimated future cash flows discounted at the original effective interest rate. This provision is recognised in the income statement.

(iv) Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank deposits repayable on demand, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.

Bank overdrafts are shown within borrowings in current liabilities and are included within cash and cash equivalents on the face of the cash flow statement as they form an integral part of the group's cash management.

(v) Derivative financial assets and financial liabilities

Derivative financial assets and financial liabilities are financial instruments whose value changes in response to an underlying variable, require little or no initial investment and are settled in the future.

These include derivatives embedded in host contracts. Such embedded derivatives need not be accounted for separately if the host contract is already fair valued; if it is not considered as a derivative if it was freestanding; or if it can be demonstrated that it is closely related to the host contract. There are certain currency exemptions which the group has applied to these rules which limit the need to account for certain potential embedded foreign exchange derivatives. These are: if a contract is denominated in the functional currency of either party; where that currency is commonly used in international trade of the good traded; or if it is commonly used for local transactions in an economic environment.

## 9. Accounting policies under IFRS *continued*

### j) Financial assets and financial liabilities *continued*

(v) Derivative financial assets and financial liabilities *continued*

Derivative financial assets and liabilities are analysed between current and non-current assets and liabilities on the face of the balance sheet, depending on when they are expected to mature.

For derivatives that have not been designated to a hedging relationship, all fair value movements are recognised immediately in the income statement. See note (v) for the group's accounting policy on hedge accounting.

(vi) Trade payables

Trade payables are initially recognised at fair value and subsequently measured at amortised cost.

Trade payables are analysed between current and non-current liabilities on the face of the balance sheet, depending on when the obligation to settle will be realised.

(vii) Borrowings

Borrowings are recognised initially at fair value net of transaction costs, are subsequently stated at amortised cost and include accrued interest and prepaid interest. Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months from the balance sheet date.

### k) Impairment

This policy covers all assets except inventories (see note i), financial assets (see note j), non-current assets classified as held for sale (see note l), and deferred tax assets (see note s).

Impairment reviews are performed by comparing the carrying value of the non-current asset to its recoverable amount, being the higher of the fair value less costs to sell and value in use. The fair value less costs to sell is considered to be the amount that could be obtained on disposal of the asset. The value in use of the asset is determined by discounting, at a market based pre-tax discount rate, the expected future cash flows resulting from its continued use, including those arising from its final disposal. When the carrying values of non-current assets are written down by any impairment amount, the loss is recognised in the income statement in the period in which it is incurred.

Where the asset does not generate cash flows that are independent from the cash flows of other assets the group estimates the recoverable amount of the cash generating unit (CGU) to which the asset belongs. For the purpose of conducting impairment reviews, CGUs are considered to be groups of assets and liabilities that have separately identifiable cash flows. They also include those assets and liabilities directly involved in producing the income and a suitable proportion of those used to produce more than one income stream.

When an impairment is recognised, the impairment loss is held firstly against any specifically impaired assets of the CGU, then taken against goodwill balances and if there is a remaining loss it is set against the remaining intangible and tangible assets on a pro-rata basis.

Should circumstances or events change and give rise to a reversal of a previous impairment loss, the reversal is recognised in the income statement in the period in which it occurs and the carrying value of the asset is increased. The increase in the carrying value of the asset is restricted to the amount that it would have been had the original impairment not occurred. Impairment losses in respect of goodwill are irreversible.

Intangible non-current assets with an indefinite life and goodwill are tested annually for impairment. Assets subject to amortisation are reviewed for impairment if circumstances or events change to indicate that the carrying value may not be fully recoverable.

### l) Non-current assets held for resale

Non-current assets and all assets and liabilities classified as held for resale are measured at the lower of carrying value and fair value less costs to sell.

Such assets are classified as held for resale if their carrying amount will be recovered through a sale transaction rather than through continued use. This condition is regarded as met only when a sale is highly probable, the asset or disposal group is available for immediate sale in its present condition and when management is committed to the sale which is expected to qualify for recognition as a completed sale within one year from date of classification.

### m) Provisions

Provisions are recognised when there is a present obligation, whether legal or constructive, as a result of a past event for which it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Such provisions are calculated on a discounted basis where the effect is material to the original undiscounted provision. The carrying amount of the provision increases in each period to reflect the passage of time and the unwinding of the discount and the movement is recognised in the income statement within interest costs.

Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses however provisions are recognised for onerous contracts where a contract is expected to be loss making (and not merely less profitable than expected).

# Notes to the interim financial report
continued

**9. Accounting policies under IFRS** *continued*

**n) Share capital**

Ordinary shares are classified as equity. The convertible participating shares and the non-voting convertible shares are also classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are included in the share premium account.

**o) Investments in own shares and those shares held by employee benefit trusts**

Shares held by employee share ownership plans and employee benefit trusts are treated as a deduction from equity until the shares are cancelled, reissued, or disposed of. The SABMiller plc shares held by Safari Ltd, a special purpose vehicle, are classified similarly.

Net purchases of such shares are classified in the cash flow statement as a net purchase of own shares for share trusts within net cash from financing activities.

Where such shares are subsequently sold or reissued any consideration received, net of any directly attributable incremental costs and related tax effects, is included in equity attributable to the company's equity holders.

**p) Revenue recognition**

(i) Sale of goods and services

Revenue represents the net invoice value of goods and any service provided to third parties and is recognised when the risks and rewards of ownership are substantially transferred.

The group presents revenue gross of excise duties because unlike value added tax, excise is not directly related to the value of sales. It is not generally recognised as a separate item on invoices, increases in excise are not always directly passed on to customers, and the group cannot reclaim the excise where customers do not pay for product received. The group therefore considers excise as a cost to the group and reflects it as a production cost. Consequently any excise that is recovered in the sale price is included in revenue.

Revenue excludes value added tax. It is stated net of price discounts, promotional discounts and after an appropriate amount has been provided to cover the sales value of credit notes yet to be issued that relate to the current and prior periods.

The same recognition criteria also apply to the sale of by-products and waste (such as spent grain, malt dust and yeast) with the exception that these are included within other income.

(ii) Interest income

Interest income is recognised using the effective interest method.

When a receivable is impaired the group reduces the carrying amount to its recoverable amount by discounting the estimated future cash flows at the original effective interest rate, and continuing to unwind the discount as interest income.

(iii) Royalty income

Royalty income is recognised on an accruals basis in accordance with the relevant agreements and is included in other income.

(iv) Dividend income

Dividend income is recognised when the right to receive payment is established.

**q) Operating leases**

Rentals paid and incentives received on operating leases are charged or credited to the income statement on a straight-line basis over the lease term.

**r) Exceptional items**

Where certain expense or revenue items recorded in a period are material by their size or incidence, the group reflects such items as exceptional items within a separate line on the income statement except for those exceptional items that relate to associates, interest and tax. (Associates, interest and tax exceptional items are only referred to in the notes to the consolidated financial statements).

Exceptional items are also summarised by class in the segmental analyses, excluding those that relate to interest and tax.

Where certain income statement items incurred are of a capital nature or are considered material and non-recurring, the group proposes to continue to present alternative earnings per share calculations both on a headline (under the IIMR definition) and on an adjusted basis.

***s) Taxation***

The tax expense for the year comprises current and deferred tax. Tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. The group's liability for current taxation is calculated using tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

**9. Accounting policies under IFRS** *continued*

**s) Taxation** *continued*

Deferred tax is provided in full using the liability method, in respect of all temporary differences arising between the tax bases of assets and liabilities and their carrying values in the consolidated financial statements, except where the temporary difference arises from goodwill or from the initial recognition (other than a business combination) of other assets and liabilities in a transaction that affects neither accounting nor taxable profit.

Deferred tax liabilities are recognised where the carrying value of an asset is greater than its tax base, or where the carrying value of a liability is less than its tax base. Deferred tax is recognised in full on temporary differences arising from investment in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future. This includes taxation in respect of the retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future periods has been entered into by the subsidiary. Deferred income tax is also recognised in respect of the unremitted retained earnings of overseas associates as the group is not able to determine when such earnings will be remitted and when such additional tax such as withholding taxes might be payable.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it is probable that future taxable profit will be available against which the temporary differences (including carried forward tax losses) can be utilised.

Deferred tax is measured at the tax rates expected to apply in the periods in which the timing differences are expected to reverse based on tax rates and laws that have been enacted or substantively enacted at balance sheet date. Deferred tax is measured on a non-discounted basis.

**t) Dividend distributions**

Dividend distributions to equity holders of the parent are recognised as a liability in the group's financial statements in the period in which the dividends are approved by the company's shareholders. Interim dividends are recognised when approved by the board. Dividends declared after the balance sheet date are not recognised, as there is no present obligation at the balance sheet date.

**u) Employee benefits**

(i) Wages and salaries

Wages and salaries for current employees are recognised in the income statement as the employees' services are rendered.

(ii) Vacation and long-term service awards costs

The group recognises a liability and an expense for accrued vacation pay when such benefits are earned and not when these benefits are paid.

The group also recognises a liability and an expense for long-term service awards where cash is paid to the employee at certain milestone dates in a career with the group. Such accruals are appropriately discounted to reflect the future payment dates at discount rates determined by reference to local high quality corporate bonds.

(iii) Profit-sharing and bonus plans

The group recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the company's shareholders after certain adjustments.

The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation. At a mid-year point an accrual is maintained for the appropriate proportion of the expected bonuses which would become payable at the year end.

(iv) Share-based compensation

The group operates a variety of equity-settled, share-based compensation plans. These comprise share option plans (with and without non-market performance conditions attached) and a performance share award scheme (with market conditions attached). An expense is recognised to spread the fair value of each award granted after 7 November 2002 over the vesting period on a straight-line basis, after allowing for an estimate of the share awards that will eventually vest. This expense is offset by a corresponding adjustment made to equity over the remaining vesting period. The estimate of the level of vesting is reviewed at least annually, with any impact on the cumulative charge being recognised immediately. The charge is based on the fair value of the award as at the date of grant, as calculated by various binomial model calculations.

The charge is not reversed if the options are not exercised because the market value of the shares is lower than the option price at the date of grant.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

# Notes to the interim financial report
continued

**9. Accounting policies under IFRS** *continued*

**u) Employee benefits** *continued*

(v) Pension obligations

The group has both defined benefit and defined contribution plans.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for any actuarial gains or losses and unrecognised past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in full as they arise outside of income statement and are presented in the statement of recognised income and expense, with the exception of gains or losses arising from changes in the benefits regarding past services, which are recognised in the income statement.

Past-service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time. In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

The contributions to defined contribution plans are recognised as an expense as the costs become payable. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(vi) Other post employment obligations

Some group companies provide post retirement healthcare benefits to qualifying employees. The expected costs of these benefits are assessed in accordance with the advice of qualified actuaries and contributions are made to the relevant funds over the expected service lives of the employees entitled to those funds. Actuarial gains and losses arising from experience adjustments, and changes in actual assumptions, are charged or credited to the income statement over the expected average remaining working lives of the related employees. These obligations are valued annually by independent qualified actuaries.

(vii) Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value in a similar manner to all long-term employee benefits.

**v) Hedge accounting**

The derivative instruments used by the group, which are used solely for hedging purposes (i.e. to offset foreign exchange and interest rate risks), comprise interest rate swaps and forward foreign exchange contracts. Such derivative instruments are used to alter the risk profile of an existing underlying exposure of the group in line with the group's risk management policies. The group also has derivatives embedded in other contracts primarily cross-border foreign currency supply contracts for raw materials.

Derivatives are initially recorded at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the hedging relationship.

In order to qualify for hedge accounting, the group is required to document the relationship between the hedged item and the hedging instrument. The group is also required to document and demonstrate that the relationship between the hedged item and the hedging instrument will be highly effective. This effectiveness test is reperformed at each period end to ensure that the hedge has remained and will continue to remain highly effective.

The group designates certain derivatives as either: hedges of the fair of recognised assets or liabilities or a firm commitment (fair value hedge); hedges of highly probable forecast transactions or commitment (cash flow hedge); or hedges of net investments in foreign operations.

(i) Fair value hedges

Fair value hedges comprise derivative financial instruments designated in a hedging relationship to manage the group's interest rate risk to which the fair value of certain assets and liabilities are exposed. Changes in the fair value of the derivative offset the relevant changes in the fair value of the underlying hedged item attributable to the hedged risk in the income statement in the period incurred.

Gains or losses on fair value hedges that are regarded as highly effective are recorded in the income statement together with the gain or loss on the hedged item attributable to the hedged risk.

**9. Accounting policies under IFRS** *continued*

**v) Hedge accounting** *continued*

(ii) Cash flow hedges

Cash flow hedges comprise derivative financial instruments designated in a hedging relationship to manage currency risk to which the cash flows of certain liabilities are exposed. The effective portion of changes in the fair value of the derivative that is designated and qualifies for hedge accounting is recognised in equity. The ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are recycled to the income statement in the period in which the hedged item affects profit or loss. However, where a forecasted transaction results in a non-financial asset or liability, the accumulated fair value movements previously deferred in equity are included in the initial cost of the asset or liability.

(iii) Hedges for net investments in foreign operations

Hedges for net investments in foreign operations comprise either foreign currency borrowings or derivatives (typically forward exchange contracts) designated in a hedging relationship.

Gains or losses on hedging instruments that are regarded as highly effective are recognised in equity. These largely offset foreign currency gains or losses arising on the translation of net investments that are recorded in equity, in the foreign currency translation reserve. The ineffective portion of gains or losses on hedging instruments is recognised immediately in the income statement. Amounts accumulated in equity are only recycled to the income statement upon disposal of the net investment.

Where a derivative ceases to meet the criteria of being a hedging instrument or the underlying exposure which it is hedging is sold, matures or is extinguished, hedge accounting is discontinued. A similar treatment is applied where the hedge is of a future transaction and that transaction is no longer likely to occur.

Certain derivative instruments, whilst providing effective economic hedges under the group's policies, are not designated as hedges. Changes in the fair value of any derivative instruments that do not qualify or have not been designated as hedges are recognised immediately in the income statement. The group does not hold or issue derivative financial instruments for speculative purposes.

**w) Deposits by customers**

Bottles and containers in circulation are recorded within property, plant and equipment and a corresponding liability is recorded in respect of the obligation to repay the customers' deposits. Deposits paid by customers for branded returnable containers are reflected in the balance sheet within current liabilities. Any estimated liabilities that may arise in respect of deposits for unbranded containers and bottles is shown in provisions.

# Forward-looking statements

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire ordinary shares in the capital of SABMiller plc (the 'company') or an inducement to enter into investment activity in any jurisdiction.

This announcement includes 'forward-looking statements'. These statements may contain the words 'anticipate', 'believe', 'intend', 'estimate', 'expect' and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the company's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the company's present and future business strategies and the environment in which the company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements herein to reflect any change in the company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

# Administration

**SABMiller plc**
(Registration No. 3528416)

**Company Secretary**
A O C Tonkinson

**Registered Office**
SABMiller House, Church Street West
Woking
Surrey, England
GU21 6HS
Telefax +44 1483 264103
Telephone +44 1483 264000

**Head Office**
One Stanhope Gate
London, England
W1K 1AF
Telefax +44 20 7659 0111
Telephone +44 20 7659 0100

**Internet address**
http://www.sabmiller.com

**Investor Relations**
investor.relations@sabmiller.com
Telephone +44 20 7659 0100

**Independent Auditors**
PricewaterhouseCoopers LLP
1 Embankment Place
London, England
WC2N 6RH
Telefax +44 20 7822 4652
Telephone +44 20 7583 5000

**Registrar (United Kingdom)**
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent, England
BR3 4TU
Telefax +44 20 8658 3430
Telephone +44 20 8639 2157 (outside UK)
Telephone 0870 162 3100 (from UK)

**Registrar (South Africa)**
Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street, Johannesburg
PO Box 61051
Marshalltown 2107
South Africa
Telefax +27 11 370 5487
Telephone +27 11 370 5000

**United States ADR Depositary**
The Bank of New York
ADR Department
101 Barclay Street
New York, NY 10286
United States of America
Telefax +1 212 815 3050
Telephone +1 212 815 2051
Internet: http://www.bankofny.com
Toll free +1 888 269 2377 (USA & Canada only)

